Exhibit 10.3

The Government of the Republic of Zambia

ZCCM Investments Holdings plc

Vedanta Resources LIMITED

Vedanta Resources Holdings Limited

Konkola Copper Mines plc

2023 Shareholders' Agreement relating to
Konkola Copper Mines plc

THIS AGREEMENT is made on  6th Nov 2023

BETWEEN:

(1)	THE GOVERNMENT OF THE REPUBLIC OF ZAMBIA acting through the Minister of Finance and National Planning ("GRZ");

(2)	ZCCM INVESTMENTS HOLDINGS PLC, a company incorporated in Zambia (company registration number 119540000771), whose registered office is at ZCCM-IH Office Park, Stand No. 16806, Alick Nkhata Road, Massmedia Complex Area, Lusaka, Zambia ("ZCCM-IH");

(3)	VEDANTA RESOURCES LIMITED, a company incorporated in England and Wales (company registration number 4740415), whose registered office is at 13th Floor, One Angel Court, London EC2R 7HJ, England ("Vedanta");

(4)	VEDANTA RESOURCES HOLDINGS LIMITED, a company incorporated in England and Wales (company registration number 4761147), whose registered office is at 13th Floor, One Angel Court, London EC2R 7HJ, England ("VRHL"); and

(5)	KONKOLA COPPER MINES PLC, a company incorporated in Zambia (company registration number 119990043628), whose registered office is at Stand M/1408 Fern Avenue, Chingola, Zambia and which is in provisional liquidation (the "Company"),

(each of the Persons referred to in (1) to (5) collectively being, the “Parties”).

WHEREAS:

(A)	There is in issue one billion, ninety-eight million, six hundred and seventy-seven thousand, four hundred and seventy-three (1,098,677,473) Ordinary Shares, sixty million (60,000,000) Deferred Shares and the Special Share in the Company. VRHL by way of the Subscription Agreement, originally subscribed for Ordinary Shares comprising fifty-one per cent (51%) of the issued Ordinary Shares in the Company. On or about 9 April 2008, following the exercise of VRHL’s call option under a Call Option Deed dated 5 November 2004, VRHL acquired further Ordinary Shares and forty-eight million (48,000,000) Deferred Shares in the Company, thereby increasing its shareholding to seventy-nine point four per cent (79.4%) of the Ordinary Shares in the Company. ZCCM-IH holds twenty point six per cent (20.6%) of the Ordinary Shares in the Company and twelve million (12,000,000) Deferred Shares.

(B)	GRZ is the legal and beneficial owner of the Special Share.

(C)	Prior to the effective date of the Termination Agreement (as such term is defined in Clause 1.1 below), the relationship between GRZ, ZCCM-IH, Vedanta, VRHL and the Company is governed by the 2004 SHA.

(D)	GRZ, ZCCM-IH, Vedanta, VRHL and the Company now wish to cancel the 2004 SHA pursuant to the Termination Agreement and replace the 2004 SHA with this Agreement to regulate their relationship inter se and as between the Shareholders and the Company, on the terms and conditions set out herein.

(E)	The Parties recognise the need for and have a mutual desire to contribute towards the economic development of the Copperbelt Province and to benefit the people of the Republic of Zambia, specifically through investment and development through the sustainable operations and activities of the Company.

(F)	The Parties wish to agree certain matters in relation to the Company.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions and Interpretation

1.1	In this Agreement, the following words and expressions shall have the following meanings:

"2004 SHA" means the previous shareholders’ agreement entered into between Vedanta, VRHL, GRZ, ZCCM-IH, Zambian Copper Investments Limited, ZCI Holdings S.A. and the Company dated 5 November 2004, and which governed the relationship of the Parties prior to the entering into of this Agreement;

"Acceptance" has the meaning given in Clause 13.4;

“Accrued Payment” has the meaning given to it in Clause 16.7.2(a);

"Act" means the Zambian Companies Act, No. 10 of 2017 as from time to time amended and in effect. The expression shall include any and all regulations made thereunder;

"Affiliate" means:

(a)	any Person in which the Company or a Shareholder (as the case may be) holds fifty per cent (50%) or more of the ordinary voting shares or which holds fifty per cent (50%) or more of the Company's or a Shareholder's (as the case may be) ordinary voting shares; or

(b)	any Person which, directly or indirectly, is Controlled by or Controls, or is under Common Control with the Company or a Shareholder (as the case may be); or

(c)	any Person or group of Persons being directors or executive officers of, or in the employment of, any Person referred to in (a) or (b) above; or

(d)	with respect to the GRZ, a Zambian Government Authority or any Person who is Controlled by the GRZ,

provided that paragraphs (c) and (d) shall not apply to the term "Affiliate" when used in Clause 14;

"Agreement" means this 2023 shareholders’ agreement, including all schedules and annexes, as varied and amended from time to time;

“Annual Revenue” means the aggregate amount of gross revenue actually received by the KCM Group members during any Financial Year that directly results from the export, sale or exchange of product by the KCM Group members;

"Applicable Laws" means any and all:

(a)	legislation (including statutes, statutory instruments, treaties, regulations, orders, directives, ordinances, by-laws, decrees), subordinate legislation and common law;

(b)	principles, rules, guidance, policy statements, directions, codes or conditions issued by GRZ, which in each case are binding or having the force of law; and

(c)	judgments, resolutions, decisions, orders, notices or demands of any competent Government Authority, which in each case are binding or having the force of law,

and in each case to the extent that they apply to the Person or circumstance in question in any jurisdiction;

“Applicable Margin” means, with respect to any New Vedanta Shareholder Loan, seven per cent. (7.00%) per annum;

“Approved CEO” has the meaning given in Clause 6.13.1(b);

"Approved Technical Partners" means SRK, Worley Parson, Hatch, Golders Canada, Tata Consulting Engineers Ltd (TCE), Australian Mining Engineering Consultants and Snowden Mining Industry Consultants Pty Ltd;

"Articles" means the Articles of Association of the Company, as amended from time to time;

"Asking Price" has the meaning given in Clause 14.3.1;

"Auditors" means the Company's auditors (being a firm of chartered accountants of recognised international standing) from time to time;

"Board" means the board of directors of the Company or, where the context so requires, of any of its subsidiaries;

“Board Reinstatement Date” means the date on which Step 5 is fully implemented in accordance with clause 4.5 of the Implementation Agreement;

"Board Reinstatement Longstop Date" has the meaning given in the Implementation Agreement;

"Business" means the business to be carried on by the KCM Group, namely that of exploration, appraisal, mining of ore and waste, treatment and/or smelting and refining of ore to produce products and the marketing and sale of products, construction and development of mining and related facilities, in each case whether within or outside Zambia, and such other activities, including related transport, trading of metals, borrowing, providing guarantees and granting security incidental and/or conducive to the foregoing which may be approved by the Board from time to time in accordance with the terms of this Agreement and the Articles;

"Business Day" means a day on which commercial banks are generally open for business in Mumbai, London and Lusaka;

"Buying Shareholder" has the meaning given in Clause 14.3.2;

"Capital Expenditures Support Commitment" means Vedanta’s commitment to provide an amount equal to USD1,000,000,000 (one billion United States dollars) by way of the Capital Expenditures Support Loan towards the development of the KDMP and other mine, plant and infrastructure development, on and subject to the terms and conditions in the Capital Expenditures Support Loan Agreement;

"Capital Expenditures Support Loan" means a USD term loan facility in an aggregate amount equal to the Capital Expenditures Support Commitment;

"Capital Expenditures Support Loan Agreement" means the loan agreement concluded or to be concluded between VRHL and the Company in terms of which VRHL or any of its Affiliates makes available the Capital Expenditures Support Commitment to the Company;

"Cashflow Waterfall" has the meaning given to it in Clause 16.7.2;

“Cause” has the meaning given in Clause 6.7.4;

"CEO" means the chief executive officer of the Company from time to time;

“CEO Shortlist” has the meaning given in Clause 6.13.1(a);

“CFO” means the chief financial officer of the Company from time to time;

"Chairperson" means the non-executive chairperson from time to time of the Board;

"Chililabombwe Large Scale Mining License" means the Large Scale Mining License No. 7076 held by the KCM Group with expiry date 31 March 2025;

"Chingola Large Scale Mining License" means the Large Scale Mining License No. 7075 held by the KCM Group, with expiry date 31 March 2025;

"Committee" means a committee constituted in accordance with the Articles;

"Common Control" means the circumstances where two (2) or more Persons are Controlled by the same Person or its Affiliates;

"Common Terms Agreement" means the common terms agreement between, amongst others, the Company as borrower, The Standard Bank of South Africa Limited (as mandated lead arranger, facility agent and security trustee) originally dated 31 October 2012 and amended and restated from time to time, including on or about 10 November 2015 pursuant to which the lenders advanced term loan facilities in the aggregate amount of US$820,000,000 (eight hundred and twenty million United States dollars);

“Community Support Commitment” means Vedanta’s commitment to provide an amount equal to USD20,000,000 (twenty million United States dollars) by way of the Community Support Loan to support the Corporate and Social Responsibility Program for a period of one year after the Effective Date, on and subject to the terms and conditions of the Community Support Loan Agreement;

“Community Support Loan” means a USD term loan facility in an aggregate amount equal to the Community Support Commitment;

“Community Support Loan Agreement” means the loan agreement concluded or to be concluded between VRHL and the Company in terms of which VRHL or any of its Affiliates makes available the Community Support Commitment to the Company;

“Community Trust” has the meaning given in Clause 17;

“Condition Precedent” has the meaning given in Clause 2.1;

“Confirmation” has the meaning given in paragraph 4 of Schedule 1;

"Consent Period” has the meaning given in Clause 11.5.4(b);

“Control” means:

(a)	the power (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise, including where persons, pursuant to an agreement or understanding (whether formal or informal) actively co-operate, through the acquisition by any of them of shares in the share capital of a person, to obtain or consolidate Control) to appoint and/or remove all or such of the board of directors or other governing body of a Person as are able to cast a majority of the votes capable of being cast by the members of that board or body or so many individuals who in relation to such Person perform a similar decision making function as directors perform in respect of a company and as trustees perform in respect of a trust; and/or

(b)	the holding and/or the ownership of the beneficial interest in and/or the ability to exercise the voting rights applicable to, shares or other securities in any Person which confer in aggregate on the holders (whether directly or by means of holding such interests in one or more other persons (either directly or indirectly)) thereof more than fifty per cent (50%) of the voting rights exercisable at general meetings of that Person, and “Controlled by” shall be construed in accordance with this definition;

“COO” means the chief operations officer of the Company from time to time;

“Copperbelt Province” means the Copperbelt Province of Zambia, which is bordered by Central Province in the south, North-Western Province in the west while in the north there is an international boundary between Zambia and the Democratic Republic of Congo;

“Corporate and Social Responsibility Program” means the corporate and social responsibility program of the KCM Group, as adopted and amended from time to time;

“Corporate Guarantee” means the corporate guarantee to be provided by Vedanta to the Company;

“Creditor Settlement Support Commitment” means Vedanta’s commitment to provide an amount equal to USD250,000,000 (two hundred and fifty million United States Dollars) by way of the Creditor Settlement Support Loan, on and subject to the terms and conditions of the Creditor Settlement Support Loan Agreement;

“Creditor Settlement Support Loan” means a USD term loan facility in an aggregate amount equal to the Creditor Settlement Support Commitment;

“Creditor Settlement Support Loan Agreement” means the loan agreement concluded or to be concluded between VRHL and the Company in terms of which VRHL or any of its Affiliates makes available the Creditor Settlement Support Commitment to the Company;

“DCF” means a valuation method which estimates the present value of an investment based on expected future cash flows;

“Debt Finance” has the meaning given in Clause 16.6.1;

“Deemed Non-Transferor” has the meaning given in Clause 15.2;

“Deemed Offer Notice” has the meaning in Clause 15.2;

“Deemed Offer Notice Period” has the meaning in Clause 15.6.1;

“Deemed Offer Purchase Notice” has the meaning given in Clause 15.6.1;

“Deemed Offer Sale Equity” has the meaning given in Clause 15.2;

“Deemed Transferor” has the meaning given in Clause 15.1;

“Deferred Creditors” means all third party creditors (including, for the avoidance of doubt, Copperbelt Energy Corporation plc) who, in terms of the Proposed Creditor Scheme of Arrangement, will have amounts owing to them by the KCM Group deferred. Deferred Creditors shall specifically exclude:

(a)	the Vedanta Parties and their Affiliates, in respect of the Existing Vedanta Liabilities;

(b)	ZESCO Limited; and

(c)	the GRZ;

“Deferred Creditor Liabilities” means all amounts deferred under the Proposed Creditor Scheme of Arrangement which are owing to the Deferred Creditors;

"Deferred Shares" means the deferred shares with a par value of ninety-nine US cents (US$0.99) each in the capital of the Company (in each case having the rights and being subject to restrictions set out in the Articles);

"Director" means a ZCCM-IH Director, Vedanta Director, the GRZ Director or an Independent Director (as the case may be);

"Dispute" means any dispute, disagreement, controversy, claim or difference of whatsoever nature arising under, out of, in connection with or relating (in any manner whatsoever) to this Agreement or the existence, interpretation or performance of this Agreement or the breach, termination or validity thereof;

“Disruption Event" means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Vedanta Shareholder Commitments, provided that the Disruption Event is not caused by an act or omission on the part of the KCM Group (only in so far as it occurs after the Board Reinstatement Date), the Vedanta Parties or any of their Affiliates; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of VRHL, Vedanta or any of their Affiliates, preventing it from performing its payment obligations regarding the Vedanta Shareholder Commitments and which is not caused by the KCM Group (only in so far as it occurs after the Board Reinstatement Date), the Vedanta Parties or any of their Affiliates;

"Effective Date" means the date on which the Condition Precedent is fulfilled or waived, as the case may be;

"Encumber" means to grant an Encumbrance;

"Encumbrance" means a mortgage, charge, pledge, lien, option, restriction upon sale, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind or other type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect (other than those arising through operation of law);

"Encumbrancee" means any Person to whom an Encumbrance is granted pursuant to Clauses 9.2 and/or 14;

"Environmental Management Plan" means the environmental management plan of the KCM Group, as amended from time to time;

"Existing GRZ Liabilities" means, collectively, all amounts owing as at the Effective Date by the KCM Group to any Government Authority (excluding, for the avoidance of doubt: (i) any penalties accruing on such amounts (other than penalties accruing on the NAPSA Liability Amount), on or after 20 May 2019 up to (and including) the Effective Date and (ii) an amount equal to 50% of the aggregate amount payable to the Deferred Creditors which is deferred in terms of the Proposed Creditor Scheme of Arrangement, all of which amounts GRZ shall procure are written off in aggregate by the relevant Government Authorities), including the Tax Liability Amount, the NAPSA Liability Amount and the WCF Liability Amount;

"Existing Shareholder Amendment Agreements" means all written amendment agreements, as applicable, to the Existing Vedanta Party Unsecured Loans and the Existing ZCCM-IH Unsecured Loan concluded, to the satisfaction of Vedanta and ZCCM-IH, each acting reasonably, in terms of which, amongst other things, accrued interest prior to the Effective Date is capitalised to the principal amount of the relevant loan and no further interest accrues from the Effective Date;

“Existing Vedanta Liabilities” means, collectively, all amounts owing (including all interest and capital payable in relation to such amount) as at the Effective Date by the KCM Group to any Vedanta Party or any Vedanta Party’s Affiliates, including the Existing Vedanta Party Secured Payment Obligations and the Existing Vedanta Party Unsecured Loans (excluding an amount equal to 50% of the aggregate amount payable to the Deferred Creditors which is deferred in terms of the Proposed Creditor Scheme of Arrangement, which amount Vedanta and VRHL shall procure are written off in aggregate by one or more of the relevant Vedanta Parties or their Affiliates (as applicable));

“Existing Vedanta Party Secured Payment Obligations” means all amounts paid by Vedanta to the lenders under the Common Terms Agreement pursuant to the demand guarantee concluded between Vedanta and The Standard Bank of South Africa Limited dated 29 May 2014 (in each case excluding all accrued interest on such amount on or after the Effective Date, which interest amounts shall be written off in accordance with Clause 16.8);

“Existing Vedanta Party Unsecured Loans” means the Vedanta Resources Jersey loan provided by Vedanta Resources Jersey to the Company in accordance with the loan consolidation and amendment agreement dated 18 August 2017 (excluding all accrued interest on such amount on or after the Effective Date, which interest amounts shall be written off in accordance with the relevant Existing Shareholder Amendment Agreement);

“Existing ZCCM-IH Liabilities” means, collectively, all amounts owing (including all interest and capital payable in relation to such amount) as at the Effective Date by the KCM Group to ZCCM-IH or any of ZCCM-IH’s Affiliates, including the Existing ZCCM-IH Unsecured Loan;

“Existing ZCCM-IH Unsecured Loan” means the loan provided by ZCCM-IH to the Company (excluding all accrued interest on such amount on or after the Effective Date, which interest amounts shall be written off in accordance with the relevant Existing Shareholder Amendment Agreement);

“Expert Proceedings” has the meaning given in paragraph 9 of Schedule 1;

“Fair Market Value Expert” means the Person to be appointed to undertake the determination of the Fair Market Value Price in accordance with Clause 15.11.1;

“Fair Market Value Price” means the fair market value price payable for the Deemed Offer Sale Equity, as calculated in accordance with Schedule 2;

“Financial Quarter Period” means each period of three months:

(a)	commencing on 1 April and ending on 30 June;

(b)	commencing on 1 July and ending on 30 September;

(c)	commencing on 1 October and ending on 31 December; and

(d)	commencing on 1 January and ending on 31 March;

“Financial Year” means the accounting period by reference to which the Company from time to time elects to satisfy the obligations required by law to prepare audited financial statements (which, as at the Signature Date, is the 12-calendar month period commencing on the first day of April in each calendar year);

"Force Majeure" means any act of war (whether declared or undeclared), invasion, armed conflict, act of foreign enemy, act of terrorism, martial law, military or usurped power, insurrection, revolution, civil disturbances, blockades, riot, embargoes, strikes, lock-outs and other labour conflicts, sabotage, criminal damage, land disputes, epidemics, plague, volcanic eruptions, earthquakes, subsidence, heave, landslip, collapse, rock falls, storms, cyclones, floods (including flooding of underground mine works), explosions (including nuclear explosions), fires, lightning, methane and other underground gases and the explosion thereof, radioactive or chemical contamination or ionising radiation (unless the source or cause of the contamination, radiation or other hazardous thing is brought or has been brought onto or near its operations by the Company and was not essential for the construction or operation of the facilities), non-availability of electrical power, gas, water or other utilities (other than due to the negligence or default of the Company), restrictions imposed by any Government Authority which has jurisdiction either over the operations of the Company or over any Party or destruction of, damage to or unavailability of materials, equipment or supplies, and any other event which the Company could not reasonably be expected to prevent or control;

“Framework Commercial Agreements” means the agreements regarding the supply of concentrate and offtake of metals of the KCM Group, to be entered into between any of the Vedanta Parties (or their Affiliates) and the Company and/or its subsidiaries;

“Framework Consent Period” has the meaning given in Clause 12.1.3(b)(ii);

“Framework Period” has the meaning given in Clause 12.1.1;

“Free Cashflow” means, in respect of any Financial Quarter Period, the consolidated accumulated cash generated by the KCM Group, from operating profit and capital investment activities, after provision for actual and anticipated working capital, capital expenditure (whether sustaining capital expenditure, or growth and expansion capital expenditure) and actual and anticipated Taxes;

“Funding Assessment Period Commencement Date” means the first day of the sixth month immediately following the month in which the Effective Date occurs;

"Funding Period Expiry Date” means the date on which the New Vedanta Shareholder Loans are fully advanced to and received by the Company;

“Funding Suspension Period” has the meaning given in Clause 15.9;

“Governance Policies” means the policies applicable to the governance of the KCM Group, which policies will be adopted by the Board and amended by the Board from time to time;

"Government Authority" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative legislative, executive or otherwise), commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority having jurisdiction with respect to any specified Person, including any securities regulatory authorities or stock exchange, or any quasi-governmental or private body exercising regulatory or other governmental or quasi-government authority or function;

"GRZ Action" means:

(a)	any change in Applicable Law, or any unlawful action whatsoever on the part of GRZ or any Government Authority, which results in (i) depriving VRHL (or any VRHL Affiliates, which at such time is a Shareholder Party) of any of the rights and benefits of or relating to their Shares or Shareholder Loans, or (ii) depriving Vedanta, VRHL or any of their Affiliates of any of the rights and benefits held by Vedanta, VRHL or any of their Affiliates under this Agreement or the Transaction Documents if the Loss resulting from such deprivation exceeds an aggregate amount of fifty million US dollars (USD50,000,000), or (iii) depriving any KCM Group member of any of its properties, licenses, assets or rights which results in, or is reasonably likely to result in, a Material Adverse Effect, or (iv) terminating, suspending or materially reducing or adversely impacting the area covered by, or adversely amending the terms or conditions of, any of the Large Scale Mining Licenses held by any of the KCM Group members; or

(b)	unlawfully placing the Company and/or any material subsidiary(ies) of the Company into administration or business rescue proceedings or provisional liquidation or liquidation or to have any provisional liquidator, liquidator, receiver, manager or administrative receiver or business rescue administrator appointed unlawfully by or in relation to the Company and/or any material subsidiary(ies) of the Company;

"GRZ Director" means the director nominated for appointment to the Board by GRZ pursuant to Clause 6.8 and the Articles;

“GRZ Loan Agreement” has the meaning given in Clause 16.4.2(b);

"ICC Centre" has the meaning given in paragraph 2 of Schedule 1;

"Implementation Agreement" means the implementation agreement entered into on or about the Signature Date between the Parties, KMRL and SmelterCo, which regulates, amongst other things, the steps to be taken pursuant to which the Provisional Liquidator is removed and the Winding-up Petition is withdrawn;

"Independent Director" means a Director that for the purposes of Applicable Law constitutes an independent director of the Company (or the nearest equivalent thereof in the relevant jurisdiction, if any);

"Insolvency Act" means the Zambian Corporate Insolvency Act, No. 9 of 2017 as from time to time amended and in effect. The expression shall include any and all regulations made thereunder;

“Interest Period” shall mean with respect to any New Vedanta Shareholder Loan a period of three Months commencing on and from the utilisation date of the relevant New Vedanta Shareholder Loan;

"KCM Group" means the Company and its subsidiaries from time to time;

"KMRL" means Konkola Mineral Resources Limited, a company incorporated in Zambia (company registration number 12020010056), whose registered office is at 2 Oppenheimer, Nchanga South, Copperbelt Province;

“Konkola Deep Mine Project” means the infrastructure and production development project to be undertaken at the Konkola Mine, and “KDMP” shall mean the same;

"Large Scale Mining Licences" means, collectively, the Chililabombwe Large Scale Mining License, the Chingola Large Scale Mining License and the Nampundwe Large Scale Mining License held by the KCM Group, pursuant to the Mines and Minerals Act, together with all other material mining, mineral and/or processing related licenses held by the Company and any of its subsidiaries;

“Loss” means any loss of whatever description, including, but not limited to, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, actual liabilities incurred, Taxes, compensation (including compensation paid or payable to any employee expenses and fees (including reasonable fees and expenses of attorneys, counsel, accountants, consultants and experts arising out of actions, applications, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, interdicts, judgements, orders (including for specific performance), decrees, directives, rulings, liens and obligations), but excluding any indirect or consequential damages;

“Majority Shareholder” means, at any time, if applicable, the Shareholder which holds at such time a majority of the issued Ordinary Shares;

“Matched Loan Amount” has the meaning given in Clause 16.4.2(a);

“Match Notice” has the meaning given in Clause 16.4.2(a);

"Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise) of the Company, any of its subsidiaries or any of their respective assets (either individually or in the aggregate) or the occurrence of a matter which has or may have a material adverse effect on the KCM Group’s present or future ability to operate its Business;

"Material Contract" means any contract which involves annual expenditure (whether by a single transaction or a series of related transactions during any one-year period) of more than one hundred million US dollars (US$100,000,000), but specifically excluding any marketing, supply of concentrate or offtake contracts entered into other than with Affiliates of VRHL outside of the Framework Commercial Agreements;

"Mines and Minerals Act" means the Zambian Mines and Minerals Development Act, No. 11 of 2015 as from time to time amended and in effect. The expression shall include any and all regulations made thereunder;

“Minimum CEO Qualification Specification” means the minimum qualification requirements for the position of CEO as set out in paragraph 7 of Schedule 4 attached hereto and as may be amended from time to time in accordance with Clause 11.2;

“Minimum CFO Qualification Specification” means the minimum qualification requirements for the position of CFO as set out in paragraph 7 of Schedule 5 attached hereto and as may be amended from time to time in accordance with Clause 11.2;

“Minimum COO Qualification Specification” means the minimum qualification requirements for the position of COO as set out in paragraph 8 of Schedule 6 attached hereto and as may be amended from time to time in accordance with Clause 11.2;

“Minimum Qualification Specification” means collectively the Minimum CEO Qualification Specification, the Minimum CFO Qualification Specification and the Minimum COO Qualification Specification, and any one of them as the context may require;

"Month" means a calendar month and "Monthly" shall be construed accordingly;

“Nampundwe Operation” means the mining and concentrator operations conducted at Nampundwe;

"Nampundwe Large Scale Mining License" means the Large Scale Mining License No.7074 held by the KCM Group, with expiry date 31 March 2025;

“NAPSA” means the National Pension Scheme Authority, a statutory body of Zambia;

“NAPSA Liability Amount” means the KCM Group’s aggregate liability to NAPSA as at the Effective Date;

“Nchanga Operation” means the mining and processing operations conducted at Nchanga (Copperbelt Province);

"New Vedanta Shareholder Loans" means the Capital Expenditures Support Loan, the Community Support Loan and the Creditor Settlement Support Loan;

“Nkana Refinery” means the refinery operations at Nkana;

"Notice of Dispute" has the meaning given in Clause 28.2;

"Notice to Appoint" has the meaning given in paragraph 1 of Schedule 1;

"Notification" has the meaning given in Clause 14.3.2;

"Offer Notice" has the meaning given in Clause 13.3;

"Offer Shares" has the meaning given in Clause 13.3;

"Operations" means any undertakings, activities and/or operations engaged in by the KCM Group, including the construction, development, financing, operation and management of the mines of the KCM Group;

"Operative Provisions" has the meaning given in Clause 2.1;

"Ordinary Shares" means ordinary shares with a par value of one US cent (US$0.01) each (excluding the Special Share) in the capital of the Company from time to time (in each case having the rights and being subject to the restrictions set out in the Articles);

"Original Transferee" has the meaning given in Clause 14.2.3(a);

"Original Transferor" has the meaning given in Clause 14.2.3(a);

"Party" or "Parties" means the Shareholder Parties from time to time, the Company, Vedanta and GRZ;

"Person" means any individual, firm, company, trust, partnership, joint venture or other incorporated or unincorporated body, association or organization;

“Placement Agency” has the meaning given in Clause 6.13.1(a);

"Production Force Majeure Event” means any event or circumstance which is reasonably outside of the control of the KCM Group members, including any:

(a)	acts of God (including, but not limited to, any epidemic, pandemic, plague, subsidence, heave, landslip, collapse, rock falls, flood (including flooding of underground mine works), storm, lightning, earthquake, tsunami, cyclone, volcanic eruption, fire, sinkhole, drought or any other adverse weather condition);

(b)	explosion (including nuclear explosion), methane and other underground gases and the explosion thereof, radioactive or chemical contamination or ionising radiation (unless the source or cause of the contamination, radiation or other hazardous thing is brought or has been brought onto or near the KCM Group’s operations by the KCM Group members and was not essential for the construction or operation of the Business);

(c)	non-availability of electrical power, gas, water or other utilities (other than due to the negligence or default of the KCM Group members);

(d)	martial law, military or usurped power, armed conflict, act of foreign enemy, invasion, act of war or conditions arising out of or attributable to war or similar conflict, whether declared or undeclared;

(e)	blockades, embargoes, strikes, lock-outs and other labour conflicts, sabotage, criminal damage or land disputes;

(f)	riot, civil disturbances, civil strife, insurrection, revolution, rebellion or acts of terrorism;

(g)	GRZ Action;

(h)	ZCCM-IH Action;

(i)	restrictions imposed by any Government Authority which has jurisdiction either over the operations of the KCM Group; and/or

(j)	destruction of, damage to or unavailability of materials, equipment or supplies,

but in each instance, specifically excluding any Production Force Majeure Event which is caused by or arising as a result of a breach by VRHL to comply with its funding obligations in terms of the Capital Expenditures Support Commitment in circumstances where such funding obligations have not been suspended or terminated in accordance with the provisions of this Agreement;

"Proposed Creditor Scheme of Arrangement” has the meaning given to it in the Implementation Agreement;

“Provisional Liquidator” means the provisional liquidator of the Company as at the Signature Date and any subsequent provisional liquidator of the Company appointed at any time prior to the Board Reinstatement Date, if applicable;

"Purchaser" has the meaning given in Clause 14.3.1;

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days);

“Reference Rate” means, in relation to any New Vedanta Shareholder Loan, the applicable SOFR as at the Specified Time for such Interest Period and for a period equal in length to the Interest Period of that New Vedanta Shareholder Loan and, if that rate is less than zero, then the Reference Rate shall be deemed to be zero;

"Refinancing Consent Period” has the meaning given in Clause 11.5.3(b);

"Request for Proposal" has the meaning given in paragraph 2 of Schedule 1;

"Rules" has the meaning given in Clause 30.1;

"Sale Equity" has the meaning given in Clause 14.3.1;

"Sale Notice" has the meaning given in Clause 14.3.1;

“Sanctioned Jurisdiction” means any country, territory or region that is subject to or the target of comprehensive (i.e., country-wide or territory-wide) Sanctions (which as of the date of this Agreement includes Iran, Cuba, North Korea, Syria, Russia and the territories of Crimea, Donetsk and Luhansk in the Ukraine), as may be the case from time to time;

“Sanctioned Person” means (a) any Person listed in any sanctions related list of designated Persons maintained by any Government Authority having jurisdiction over any of the Parties, (b) any Person named on the list of Specially Designated Nationals maintained by the Office of Foreign Assets Control in the United States of America, (c) any Person named in the Consolidated List of Financial Sanctions Targets and the Investments Ban List maintained and published by His Majesty’s Treasury in the United Kingdom, (d) any Person named in any other list similar to that of (a) – (c), maintained and published, or a public announcement of a Sanctions designate made, by any of the authorities mentioned in the definition of “Sanctions” in Clause 1.1, (e) any Person that is, or is Controlled by a Person that is, the subject of any asset-freeze Sanctions, (f) any Person that is, or is Controlled by a Person that is, located, organised or resident in, or otherwise subject to Sanctions that apply to, a Sanctioned Jurisdiction, (g) any other Person with which United States persons are prohibited from dealing under any applicable Sanctions, and in each case with respect to a Person that is a body corporate or partnership, includes any of their directors, senior executives, officers and/or employees, or (h) any Person engaged in or undertaking any activity in a Sanctioned Jurisdiction, any activity with a Sanctioned Person as set out in (a) – (g) above, or any activity that violates applicable Sanctions;

“Sanctions” means economic or financial sanctions, measures or trade embargoes imposed, administered or enforced from time to time by any Government Authority having jurisdiction over any of the Parties, the United Nations Security Council, the U.S. Departments of State or Commerce and the Office of Foreign Assets Control in the United States of America, the European Union, His Majesty’s Treasury in the United Kingdom or any other applicable sanctions authority;

"Secondary Sale" has the meaning given in Clause 14.3.4;

"Secondary Sale Equity" has the meaning given in Clause 14.3.4;

"Secondary Sale Notice" has the meaning given in Clause 14.3.4;

"Selling Shareholder" has the meaning given in Clause 14.3.1;

"Settlement Agreement" means the global settlement agreement entered into between, amongst others, GRZ, ZCCM-IH, Vedanta, VRHL and the Company on or about the Signature Date that resolves and/or settles litigation and disputes between the parties thereto that arose prior to the entering into of such agreement;

"Shareholder" means any holder of Ordinary Shares in the Company from time to time but shall, for the avoidance of doubt, exclude the Special Shareholder;

"Shareholder Dispute Matter” has the meaning given in Clause 8.1;

"Shareholder Loans" means any claims which a Shareholder and/or its Affiliates has against the Company or any of its subsidiaries for the payment of any amount in respect of any monies lent to the Company or such subsidiary (as applicable) by that Shareholder and/or its Affiliates, including interest thereon or in respect thereof, which shall include the following:

(a)	in respect of VRHL: the Existing Vedanta Party Unsecured Loans, the Existing Vedanta Party Secured Payment Obligations and the New Vedanta Shareholder Loans; and

(b)	in respect of ZCCM-IH: the Existing ZCCM-IH Unsecured Loan;

"Shareholder Party" means a Party which is a Shareholder;

"Shares" means shares of any class (other than the Special Share) in the capital of the Company (however designated) from time to time;

"Signature Date" means the date on which this Agreement is signed by the last-signing of the Parties;

"SmelterCo" means KCM (SmelterCo) Limited, a company incorporated in Zambia (company registration number 120000044055), whose registered office is at Stand M/1408 Fern Avenue, Chingola, Zambia;

“Smelter Operation” means the smelting operations for the treatment of concentrate;

“Social Management Plan” means the social management plan of the KCM Group, as amended from time to time;

"SOFR" means, for any day, the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or any other person that takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person that takes over the publication of that rate);

"Sole Expert" means a person appointed in accordance with the provisions of Schedule 1;

"Special Share" means the special share of one US dollar (US$1.00) in the share capital of the Company;

"Special Shareholder" means GRZ;

“Specified Time” means 11:00 a.m., Lusaka time, on the Quotation Day;

“Standing Committee” has the meaning given in Clause 6.25.1(a);

“Standing Committee Chairperson” has the meaning given in Clause 6.25.1(e);

“Standing Committee Representative” has the meaning given in Clause 6.25.1(b);

"Step" has the meaning given in the Implementation Agreement;

"Subscription Agreement" means the agreement dated 19 August 2004 and made between the Company, ZCI Holdings, ZCCM-IH, GRZ and Vedanta;

"Subscription Price" has the meaning given in Clause 13.3;

"Suspended Provisions" has the meaning given in Clause 2.1;

"Tax Authority" means any Government Authority that is legally competent to impose and collect Tax in Zambia on behalf of GRZ including any applicable governmental authority, government department, statutory body, municipality, Town Council, Local Council, or any local or provincial agency, body or official anywhere in Zambia;

“Tax Deduction” has the meaning given in Clause 16.2;

"Taxes" means any form of income tax, withholding tax, value added tax, property transfer tax, mineral royalty, professional tax, custom duty, excise duty, other advance tax, other tax, other duty, tariff, levy, charge, fee, contribution, basis for assessing taxes (including the rates of, or periods for, depreciation of assets for tax assessment purposes) other withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority, and "Tax" shall have a corresponding meaning;

"Tax Liability Amount" means the KCM Group’s aggregate liability to the Tax Authorities as at the Effective Date (excluding, for the avoidance of doubt, any penalties accruing on such amounts on or after 20 May 2019 up to (and including) the Effective Date, which amounts GRZ shall procure are written off by the Tax Authorities in accordance with clause 6.4.1 of the Implementation Agreement);

"Technical Partner" means the Person appointed from time to time by the Company to, inter alia, work with the KCM Group to improve mine design and planning with a view to optimising mining operations;

"Termination Agreement" means a termination agreement to be entered into between, inter alios, the parties to the 2004 SHA that, inter alia, terminates, amongst others, the 2004 SHA;

“TLP Operation” means tailings leach plant processing operations through which ore is processed to produce copper cathode;

“Transaction Documents” means the Implementation Agreement, the Settlement Agreement, the Capital Expenditures Support Loan Agreement, the Community Support Loan Agreement, the Creditor Support Loan Agreement, the Termination Agreement, the Existing Shareholder Amendment Agreements, the Corporate Guarantee and the Trust Deed;

"Transfer" means any sale, transfer (whether voluntary or otherwise) or other disposition of Ordinary Shares, Deferred Shares and/or Shareholder Loans (if any), or any interest (legal or equitable) therein or any attempt so to do by any Shareholder Party or a permitted Encumbrancee of a Shareholder Party, including the creation of an Encumbrance (other than in accordance with the provisions of this Agreement) over any of its Ordinary Shares, Deferred Shares and/or Shareholder Loans, as applicable;

"Transfer Acceptance" has the meaning given in Clause 14.3.2(c);

"Transferee" has the meaning given in Clause 14.1.2;

"Transferor" has the meaning given in Clause 14.1.2;

"Tribunal" has the meaning given in Clause 30.1;

"Trust Deed" means the trust deed of the Community Trust which regulates the creation and administration of such Community Trust;

"US$", "US dollars" or "US cents" means United States dollars or United States cents, the lawful currency of the United States of America;

“US Government Securities Business Day” shall mean any day other than:

(a)	a Saturday or a Sunday; and

(b)	a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities;

"Vedanta Director" means a Director nominated for appointment to the Board by VRHL pursuant to Clause 6.3 and the Articles;

"Vedanta Party” means collectively Vedanta, VRHL, and any other Vedanta Affiliates which hold Ordinary Shares from time to time;

“Vedanta Resources Jersey” means Vedanta Resources Jersey II Ltd, a company incorporated in Jersey (registered number 105124), with its registered office at 47 Esplanade, St. Helier, Jersey JE1 OBD;

"Vedanta’s Cost of Funding” has the meaning given in Clause 16.2;

“Vedanta Shareholder Commitment Agreements” means, collectively, the Capital Expenditures Support Loan Agreement, the Creditor Settlement Support Loan Agreement and the Community Support Loan Agreement;

"Vedanta Shareholder Commitments" means, collectively, the Capital Expenditures Support Commitment, the Community Support Commitment and the Creditor Settlement Support Commitment;

“VRHL Committee Representative” has the meaning given in Clause 6.25.1(b);

“VRHL Non-Controlling Shares” has the meaning given in Clause 14.5.1(b)(i);

"WCF” means the Workers' Compensation Fund Control Board, a statutory body in Zambia;

"WCF Liability Amount” means the KCM Group’s aggregate liability to WCF as at the Effective Date (excluding, for the avoidance of doubt, any penalties accruing on such amounts on or after 20 May 2019 up to (and including) the Effective Date, which amounts GRZ shall procure are written off by WCF in accordance with clause 6.4.1 of the Implementation Agreement);

“Winding-up Petition” has the meaning given in the Implementation Agreement;

"Zambia" means the Republic of Zambia;

"ZCCM-IH Action" means:

(a)	if it occurs at any time prior to the fifth anniversary of the Effective Date, the placing of any KCM Group member into administration or business rescue proceedings or provisional liquidation or liquidation or to have any provisional liquidator, liquidator, receiver, manager or administrative receiver or business rescue practitioner appointed by or in relation to any member of the KCM Group; and

(b)	if it occurs at any time after the fifth anniversary of the Effective Date, the placing of the Company and/or any material subsidiary(ies) of the Company into administration or business rescue proceedings or provisional liquidation or liquidation or to have any provisional liquidator, liquidator, receiver, manager or administrative receiver or business rescue practitioner appointed by or in relation to the Company and/or any material subsidiary(ies) of the Company, in each case except where both (i) such placing or appointment is done in good faith and on reasonable grounds taking into account the best interest of the KCM Group and (ii) the Company or material subsidiary (as applicable) is insolvent in terms of Section 2 of the Insolvency Act such that it is legally entitled to be placed into administration or liquidation (as applicable) on such grounds (and not for the avoidance of doubt, on just and equitable or other grounds);

“ZCCM-IH Approved Contact Persons” means the person set out in column 1 of the table in Schedule 3 and whose email addresses are set out in column 2 of the said table. It is recorded and agreed that ZCCM-IH will be entitled to amend such list of persons and/or the applicable email addresses from time to time upon at least three (3) Business Days’ written notice to the Company and VRHL;

“ZCCM-IH Committee Representative” has the meaning given in Clause 6.25.1(b);

“ZCCM-IH Director” means a Director nominated for appointment to the Board by ZCCM-IH pursuant to Clause 6.3 and the Articles;

“ZCCM-IH Non-Controlling Equivalent Proportion of Shares” has the meaning given in Clause 14.5.1(b)(ii);

“ZESCO” means ZESCO Limited, a public company incorporated in Zambia (registration number 119690005492), with its registered office at Great East Road, Stand No. 6949, Lusaka, Zambia;

“ZESCO Debt” means all amounts owing as at the Effective Date to ZESCO by the KCM Group; and

“ZESCO Payment” has the meaning given to it in Clause 16.7.2(a).

1.2	In this Agreement, references to statutes shall include any statute, by-law, regulation or delegated legislation modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted or extended by the same or pursuant to which the same is made.

1.3	The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. All singulars shall include plurals, and each gender shall include the other gender. The Schedules hereto form part of this Agreement. In case of any ambiguity or inconsistency between the provisions of the main body of this Agreement and the provisions of the Schedules or any of them, the provisions of the main body of this Agreement shall prevail. References in this Agreement to Clauses, Sub-Clauses and Schedules are (unless the contrary is stated) references to Clauses, Sub-Clauses and Schedules of this Agreement.

1.4	Where any provision of this Agreement imposes or gives rise to a joint obligation, duty or liability on two or more Shareholder Parties, such Shareholder Parties shall only be severally liable under or pursuant to such provision(s) (not jointly and severally).

1.5	Where any provision of this Agreement confers any right or imposes or gives rise to an obligation, duty or liability on either Vedanta or VRHL, both Vedanta Parties shall be:

1.5.1	entitled to the benefit of or to exercise such right under or pursuant to such provision(s), provided that only one of the Vedanta Parties shall at any one time be entitled to the benefit of or to exercise such right; and

1.5.2	jointly and severally liable to discharge such obligation, duty or liability under or pursuant to such provision(s), provided that to the extent that an obligation of a Vedanta Party hereunder is assumed and performed in full by one of the Vedanta Parties, the other Vedanta Party shall be released from any liability in respect thereof.

1.6	The word “subsidiary” shall have the same meaning in this Agreement as its definition in Section 3 of the Act.

2.	Conditions Precedent

2.1	This Clause 2, together with Clauses 1, 5 and 18 to 35 (inclusive), shall be of immediate force and effect on the Signature Date (collectively, the “Operative Provisions”). Except for the Operative Provisions, all of the other provisions of this Agreement (collectively the “Suspended Provisions”), shall be subject to, and will take effect and become operative only upon, the implementation in full, on or before the Board Reinstatement Longstop Date, of Step 5 under clause 4.5 of the Implementation Agreement (“Condition Precedent”).

2.2	If the Condition Precedent is fulfilled or waived on or before the Board Reinstatement Longstop Date, then all of the Suspended Provisions shall also take effect and become operative, the whole of this Agreement shall accordingly become unconditional.

2.3	Should the Condition Precedent be neither timeously fulfilled or waived, as the case may be, on or prior to the Board Reinstatement Longstop Date, then the Suspended Provisions shall not take effect and this Agreement shall terminate automatically without any further action required by any of the Parties. In the event that this Agreement automatically terminates in accordance with this Clause 2.3, each of the Parties shall be relieved of their respective duties and obligations arising in terms of this Agreement from and after the date of such termination, and such termination shall be without liability to the Parties; provided that no such termination shall relieve any Party from liability (including any liability for damages) for any breach of this Agreement or other liability arising prior to termination hereof.

2.4	The Condition Precedent is for the benefit of Vedanta, ZCCM-IH and GRZ and may accordingly only be waived, in whole or in part, by Vedanta, ZCCM-IH and GRZ, in writing before the time specified for the fulfilment or waiver of such Condition Precedent.

2.5	Each Party will use their reasonable endeavours to procure:

2.5.1	the fulfilment of the Condition Precedent as soon as reasonably practicable following the Signature Date, but in any event by the Board Reinstatement Longstop Date, and they shall co-operate in good faith with each other in all respects to that end; and

2.5.2	that all shares held by Milingo Lungu (being the former provisional liquidator of the Company) in KMRL and SmelterCo are duly transferred back to the Company for zero consideration and in this regard, without limitation: (a) the share registers of KMRL and SmelterCo are updated to record such transfer; and (b) KMRL and SmelterCo cancel any share certificate evidencing shares in such subsidiaries held by Milingo Lungu and issue the Company with a new share certificate in respect of such shares transferred to the Company.

3.	Duration

3.1	This Agreement shall remain in force and effect until the earlier of: (i) the date of termination of this Agreement by the mutual written consent of the Shareholder Parties, or (ii) the date upon which the Company is duly deregistered or wound up in accordance with the provisions of the Act, whereupon in each case this Agreement shall terminate and be of no further force and effect; provided that Clauses 1.4 and the rights and obligations of the Parties pursuant to Clauses 3.1, 3.2, 18, 24, 27, 28, 30, 32 and 33 shall remain in full force and effect notwithstanding such termination.

3.2	Termination of this Agreement shall be without prejudice to any right or remedy which may have accrued to any Party prior to the date thereof.

4.	The Company

4.1	The primary object of the KCM Group shall be to carry out the Business. The Company acknowledges the policy objective of benefitting the people of Zambia, and in particular the people of the Copperbelt Province, and in support of that policy objective the Company shall carry out the Business in accordance with all Applicable Laws.

4.2	Any failure on the part of the Company to comply with the provisions of Clause 4.1 shall not be a ground for termination, a deemed transfer of Shares under Clause 15 of this Agreement or give any Party any claim for damages insofar as such failure arises from a Force Majeure, if the Company:

4.2.1	has taken all appropriate precautions, due care and reasonable alternative measures with the objective of avoiding such failure and of carrying out of its obligations under this Clause 4; and

4.2.2	has given notice to the other Parties of the occurrence of Force Majeure on becoming aware of such an event,

it being recorded and agreed that for the avoidance of doubt, the provisions of Clause 4.2 shall be without prejudice to any rights that the GRZ may have in terms of Applicable Law (and not, for the avoidance of doubt, under or in terms of the Agreement or any Transaction Documents) against the Company for a failure to comply with Applicable Laws.

4.3	The Company shall take all reasonable measures to overcome the Force Majeure and to carry out the Business in accordance with all Applicable Laws with the minimum of delay and shall give notice to the other Parties on the restoration of normal conditions.

5.	Share Capital

As at the Signature Date:

5.1	the authorised share capital of the Company consists of:

5.1.1	24 060 000 000 Ordinary Shares;

5.1.2	60 000 000 Deferred Shares; and

5.1.3	1 Special Share; and

5.2	the issued share capital of the Company is held as follows:

	Ordinary Shares		Deferred Shares		Special Share
Shareholder	Ordinary Shares	Percentage	Deferred Shares	Percentage	Special Share	Percentage
VRHL	872 569 649	79.4%	48 000 000	80%	Nil	Nil
ZCCM-IH	226 107 824	20.6%	12 000 000	20%	Nil	Nil
GRZ	Nil	Nil	Nil	Nil	1	100%
Total	1 098 677 653	100%	60 000 000	100%	1	100%

6.	The Board and the Management of the Company

6.1	The Company shall be managed by the Board which shall comprise no more than eleven (11) Directors (including the GRZ Director and the Independent Directors) or such other number of Directors as may be permitted by the Articles from time to time (of which one (1) Director at any one time must be the GRZ Director) and which may, subject to Clause 11.1, exercise all such powers of the Company that are required by the Act, the Articles and/or this Agreement to be exercised by the Company in general meetings.

6.2	All Directors shall be appointed by an ordinary resolution passed at a general meeting of the Shareholders, provided that in respect of the appointment of the Independent Directors, their appointment shall be implemented in accordance with the relevant provisions of Clause 6.6.

6.3	Subject to Clauses 6.9 and 6.10, in relation to the up to ten (10) Directors other than the GRZ Director, each Shareholder shall be entitled (but not obliged), in each case by written notice to the Company, to nominate for appointment one (1) director to the Board for each complete 10% of the issued Ordinary Shares held by that Shareholder, provided that at least one (1) such nominee of each Shareholder must be an Independent Director whose appointment shall be implemented in accordance with the relevant provisions of Clause 6.6. Subject, in the case of the Independent Directors, to such Independent Directors first being approved by the Board in accordance with Clause 6.6, each Shareholder agrees to vote in favour of the adoption of an ordinary resolution approving the appointment of all such person(s) nominated for appointment as Director. As at the Effective Date, VRHL is entitled to nominate for appointment seven (7) directors and ZCCM-IH is entitled to nominate for appointment two (2) directors. A Shareholder which appoints a Director to the Board in accordance with this Clause 6.3 may, in each case by written notice to the Company, remove and replace such Director at any time and from time to time, and the procedure and voting requirements set out in this Clause 6.3 shall apply mutatis mutandis to any such removal or replacement.

6.4	Each Director can, with the approval of the Board, appoint a person who is not a Director to serve as an alternate director. Each alternate director appointed by any Director under this Clause 6.4 shall be entitled to act as a Director in the absence of the Director for whom he or she is an alternate director.

6.5	Should any Party’s entitlement to nominate for appointment one or more Directors in terms of Clause 6.3 cease or reduce in accordance with Clause 6.3, such Party shall forthwith at its own expense procure the removal of such number of its appointees to the Board (and any persons appointed as alternate directors to those appointees) as is necessary to ensure that the correct number of appointees remain on the Board in terms of Clause 6.3, and agrees to indemnify the Company accordingly.

6.6	Independent Directors

6.6.1	As part of the Director(s) nominated for appointment by a Shareholder in accordance with Clause 6.3, at least one of those Directors so nominated by each Shareholder must at all times be an Independent Director. The Shareholders shall ensure that at least one of the Independent Directors has mining industry experience and expertise.

6.6.2	Prior in each case to the appointment of the Independent Directors (other than in respect of the appointment of the initial Independent Directors which appointment shall be made in accordance with Step 2 under clause 4.2.11 of the Implementation Agreement):

(a)	each Shareholder shall (acting reasonably and subject to the provisions of Clauses 6.9 and 6.10) provide to the existing Board the name of its proposed Independent Director(s); and

(b)	the Board shall:

(i)	consider, and if considered appropriate, approve the appointment of each such Independent Director, provided that the Board shall be required to approve each Person nominated for appointment by each relevant Shareholder if: (A) such nominated Person meets the criteria of what constitutes an Independent Director and (B) after such nominated Person is appointed as an Independent Director, at least one of the Independent Directors has mining industry experience and expertise. If the Board does not approve a Person nominated for appointment by the relevant Shareholder, then the Board shall notify the relevant Shareholder and the relevant Shareholder shall be entitled to nominate any other Person as its Independent Director; and

(ii)	if such Independent Director is approved by the Board, proceed with the process of proposing the appointment of such Independent Director by an ordinary resolution of the Shareholders, as soon as reasonably practicable thereafter.

6.6.3	An Independent Director may only be removed (other than in respect of a removal for Cause (as defined in Clause 6.7.4)) and replaced by the Shareholder who proposed such Independent Director for appointment and shall be replaced by such Shareholder using the same mechanics described above in this Clause 6.6.

6.7	Vacation of office

6.7.1	A Director may be removed as a director of the Company by way of an ordinary resolution passed by the Shareholders at any time if such Director commits any action or inaction constituting Cause (as defined in Clause 6.7.4).

6.7.2	Subject to Clause 6.6.3, a Director removed in accordance with Clause 6.7.1 shall only be capable of being replaced by a Director nominated by the relevant Shareholder whose nominated Director has been removed.

6.7.3	Any Director removed from the Board shall simultaneously also be removed from any Board committee and shall, upon request by the Company, return to the Company all correspondence, documents, paper, memoranda, notes and/or records relating to the KCM Group in their possession.

6.7.4	For purposes of this Agreement “Cause” shall mean in relation to a Director:

(a)	if the relevant Director commits, or is reasonably believed by the Board to have committed or will commit, any act of fraud, dishonesty (including theft, attempted theft, or the acceptance or offering of bribes), money laundering or any other illicit activities under Zambian law or any other Applicable Laws (whether in relation to the Company or otherwise); or

(b)	if the relevant Director becomes prohibited and/or disqualified by any Applicable Laws (including the Act) from being, or acting as, a director of the Company.

6.8	The Special Shareholder shall, by written notice to the Company, have the right to appoint, remove or replace the GRZ Director.

6.9	GRZ and ZCCM-IH shall, on the exercise of their Director appointment right in terms of Clauses 6.3, 6.6 and 6.8 (as applicable), ensure that at least fifty-one per cent (51%) of director appointees that they are entitled to, collectively, are at all times a resident in Zambia for the purposes of Section 91 of the Act (and any other statutory requirements for directors to be Zambian residents).

6.10	VRHL will ensure that at least fifty-one per cent (51%) of the director appointees that they are entitled to in terms of Clauses 6.3 and 6.6, collectively, are at all times a resident in Zambia for the purposes of Section 91 of the Act (and any other statutory requirements for directors to be Zambian residents).

6.11	The GRZ Director (or his or her alternate) may not hold any executive office or the office of Chairperson.

6.12	VRHL shall have the right to appoint the Chairperson.

6.13	Appointment of CEO, COO and CFO

6.13.1	Prior in each case to the appointment of the CEO (other than in respect of the appointment of the initial CEO which appointment process is dealt with in Clause 6.13.3):

(a)	the Board shall procure that an independent reputable international labour placement agency (“Placement Agency”) undertakes a process for purposes of identifying potential candidates who meet the Minimum CEO Qualification Specification for appointment as CEO (each such list provided by such Placement Agency hereinafter referred to as a “CEO Shortlist”); and

(b)	the Board shall, following receipt of each CEO Shortlist, confirm in writing to each Shareholder the person from such CEO Shortlist that the Board wishes to appoint as the CEO (the “Approved CEO”) and proceed with the appointment of the Approved CEO as soon as reasonably practicable thereafter.

6.13.2	Other than in respect of the initial CFO and COO whose appointment process is dealt with in Clause 6.13.3, the CFO and COO shall be appointed by the CEO in conjunction with the Company’s human resources function. It is recorded and agreed that a pre-requisite for such appointment will be that the relevant appointee should meet the applicable Minimum Qualification Specifications.

6.13.3	On or as soon as reasonably practicable following the Effective Date, the CEO, CFO and COO shall be appointed from the list of names which has been provided by VRHL to the Secretary to the Treasurer of Zambia on or prior to the Signature Date.

6.14	Subject to Clause 8, the quorum necessary for the transaction of the business of the Board shall be at least five (5) Directors consisting of at least three (3) Directors appointed by VRHL, at least one (1) Director appointed by ZCCM-IH, and the GRZ Director. Subject to Clause 6.16, under no circumstances will the Board be entitled to transact any business whatsoever if a quorum is not present other than to convene a general meeting of the Shareholders.

6.15	If at any meeting of the Board at which a quorum is present in accordance with Clause 6.14, the Chairperson is not present within thirty (30) minutes after the time appointed for holding it or is unwilling to act, the Directors present shall elect one of the Directors to chair the meeting.

6.16	If within thirty (30) minutes from the time appointed for a Board meeting a quorum is not present, the meeting shall stand adjourned to a date which shall not be earlier than two (2) Business Days and not later than seven (7) Business Days after the date of the meeting) at the same time and place (or such other place as the Directors present may appoint), and all the Directors shall be notified in writing of the date, time and place of the adjourned meeting. When reconvened, if at such adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the adjourned meeting, the Directors then present shall constitute a quorum, provided that no changes to the agenda will be permitted on reconvening a meeting pursuant to this Clause 6.16.

6.17	All Board meetings shall take place either at the registered office of the Company or via a conference telephone or other electronic communications equipment by means of which all persons participating in the meeting can hear each other or as otherwise unanimously agreed by the Board.

6.18	Subject always to Clause 6.14, 6.16 and 6.19, each Director shall have one vote and decisions of the Board shall only be made by the affirmative vote of a majority of Directors present at the relevant meeting and voting on the relevant resolution(s).

6.19	The GRZ Director shall have no right to vote on any issue.

6.20	The Chairperson shall not have a second or casting vote at any meeting of the Board.

6.21	The Company shall, and each of the Shareholder Parties shall, exercise its powers in relation to the Company so as to ensure that the Company shall:

6.21.1	convene and hold a quorate meeting of the Board at least once every three (3) Months of each Financial Year; and

6.21.2	give to the Directors not less than fourteen (14) Business Days’ prior written notice of each and any meeting of the Board (or such shorter period as all the Directors agree otherwise in writing). Every such notice shall be accompanied by a written agenda, specifying the business of such meeting (unless all the Directors, whether present at the meeting or not, agree otherwise in writing). No business shall be transacted at any meeting of the Board except for that business specified in the agenda for such meeting unless all of the Directors, whether or not present at the meeting, agree otherwise in writing. A request for agenda items shall be made to each Director no less than seven (7) clear Business Days or such other period as all the Directors may agree in writing before the notice convening the Board meeting is sent to each Director and any item requested to be placed on the agenda by any Director shall be so placed.

6.22	The company secretary shall take written minutes of all meetings of the Board and circulate them to the Board as soon as reasonably possible for correctness and the Chairperson shall sign the minutes (once corrected, if applicable) as a correct reflection of the proceedings at the meetings.

6.23	The Company shall repay to:

6.23.1	any Independent Director, all such reasonable travel expenses as he/she may incur in attending and returning from meetings of the Directors or of any committee of the Directors in general meetings or otherwise in or about the business of the Company; and

6.23.2	other than in respect of the Independent Directors (whose travel expenses are regulated for in Clause 6.23.1), any Director all such reasonable local travel expenses as he/she may incur in attending and returning from meetings of the Directors or of any committee of the Directors or general meetings or otherwise in or about the business of the Company. For the avoidance of doubt, the Company shall not repay any Director (other than in respect of the Independent Directors (whose travel expense are regulated for in Clause 6.23.1)) any international travel expenses.

6.24	Subject to Clause 6.25, the Board shall be entitled to delegate their powers to a committee or committees having such powers and duties as may be delegated to them by the Board (“Committees”).

6.25	Initial Committees of the Board:

6.25.1	Organization and Function

(a)	Subject to the overriding decision-making authority of the Board, the Board shall form four (4) standing advisory sub-committees (each, a “Standing Committee”) of the Board, being the audit and risk committee, the finance committee, the technical committee and the corporate social investment committee.

(b)	Each Standing Committee shall be composed of at least four (4) individuals, provided that (i) at least one (1) shall be appointed by the Board from the Independent Directors of the Company, (ii) at least two (2) shall be appointed by the Board from any Directors of the Company nominated for appointment by VRHL, and (iii) at least one (1) shall be appointed by the Board from any Directors of the Company nominated for appointment by ZCCM-IH. Each such individual appointed to each Standing Committee shall be referred to as a “Standing Committee Representative”. Any Standing Committee Representatives appointed by the Board who were nominated for appointment to the Board of the Company by VRHL shall be referred to as the “VRHL Committee Representatives” and any Standing Committee Representatives appointed by the Board who were nominated for appointment to the Board of the Company by ZCCM-IH shall be referred to as the “ZCCM-IH Committee Representatives”. Each of the Standing Committee Representatives may be represented by an alternate designated by such Standing Committee Representative at any meeting of the applicable Standing Committee. Any alternate so acting shall be deemed to be a Standing Committee Representative.

(c)	The role of each Standing Committee shall be advisory to the Board on all matters related to Operations, including financial, technical and exploration and corporate social investment matters (as applicable). No Standing Committee will have any authority over the conduct of Operations. The recommendations and advice of each Standing Committee are subject in all instances to the determinations of the Board.

(d)	The Standing Committee Representatives shall not receive any compensation from the KCM Group for service on any Standing Committee.

(e)	The Board shall, on an annual basis, elect the chairperson of each Standing Committee (each referred to as the “Standing Committee Chairperson”) from amongst the members of the applicable Standing Committee who are Independent Directors. The Standing Committee Chairperson must be present at the annual general meeting of the Company and shall respond to questions on the applicable Standing Committee’s activities.

6.25.2	Meetings of the Standing Committees

(a)	Each Standing Committee shall hold regular meetings at least once each Financial Quarter Period and otherwise on five (5) Business Days’ notice delivered to the Standing Committee Representatives of the applicable Standing Committee by the company secretary of the Company, and such meetings may be held via telephone or by video conference so long as all participants are able to hear and speak to each other. For each Standing Committee, the quorum shall be made up of a minimum of four (4) Standing Committee Representatives which must include at least two (2) VRHL Committee Representatives, one (1) ZCCM-IH Committee Representative, and the Independent Director appointed to such relevant Standing Committee. Subject to Clause 6.25.2(c), under no circumstances will the Standing Committee be entitled to transact any business whatsoever if a quorum is not present.

(b)	If at any meeting of the Standing Committee, the Standing Committee Chairperson is not present within thirty (30) minutes after the time appointed for holding it or is unwilling to act, the Standing Committee Representatives present shall elect one of the Standing Committee Representatives present to chair the meeting.

(c)	If within thirty (30) minutes from the time appointed for a Standing Committee meeting a quorum is not present, the meeting shall stand adjourned to a date which shall not be earlier than two (2) Business Days and not later than seven (7) Business Days after the date of the meeting) at the same time and place (or such other place as the Standing Committee Representatives present may appoint), and all the Standing Committee Representatives shall be notified in writing of the date, time and place of the adjourned meeting. When reconvened, if at such adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the adjourned meeting, the Standing Committee Representatives then present shall constitute a quorum, provided that no changes to the agenda will be permitted on reconvening a meeting pursuant to this Clause.

6.25.3	Voting at Standing Committees

Recommendations provided to the Board by any Standing Committee shall only be made by the affirmative vote of the majority of its members present at the relevant meeting and voting on the relevant resolution(s). Each member shall have one vote on any matter. Voting may also be taken by way of a written resolution. A written resolution shall have been adopted if supported by a majority of the members of the applicable Standing Committee (and if adopted it shall have the same effect as if it had been approved by voting at a meeting).

6.25.4	Standing Committee Minutes

The company secretary of the Company shall take written minutes of all meetings of the Standing Committees and circulate them to the applicable Standing Committee Representatives as soon as reasonably possible for correctness. The applicable Standing Committee Chairperson shall sign the minutes (once corrected, if applicable) as a correct reflection of the proceedings at the meetings.

7.	Technical partner

7.1	The Company shall appoint a Technical Partner in accordance with Step 9 under clause 4.9 of the Implementation Agreement, and shall endeavour to ensure that a Technical Partner is appointed until at least the Funding Period Expiry Date.

7.2	Prior to the Funding Period Expiry Date, the Company shall be entitled to appoint any Person as its Technical Partner, remove any Technical Partner, and/or replace any such Technical Partner with any other Person, provided that if the Technical Partner to be appointed is not an Approved Technical Partner, the prior written consent of the Shareholders shall be required before such Technical Partner is appointed (such consent not to be unreasonably withheld or delayed).

7.3	Any changes to the Approved Technical Partner list shall not be made without the prior written consent of the Shareholder Parties (such consent not to be unreasonably withheld or delayed).

7.4	Following the Funding Period Expiry Date, the Board shall be entitled to appoint and/or remove the Technical Partner and replace such removed Technical Partner with any other Person (the “Replacement Technical Partner”), provided that such Replacement Technical Partner is, in the Board’s discretion (acting reasonably), an appropriate appointee for an operation of the KCM Group’s size and nature.

7.5	Any report prepared by the Technical Partner appointed in accordance with Clause 7.1 and delivered to the Board may be shared by any Vedanta Director or ZCCM-IH Director with VRHL or ZCCM-IH, respectively, subject to the relevant Shareholder complying with Clause 18.

8.	DIRECTORS INTEREST

8.1	A Director (other than an Independent Director) shall be excluded from voting on any resolution of the Board (whether at meetings of the Directors or otherwise) in respect of:

8.1.1	any proposed or actual legal proceeding by the Shareholder who nominated him/her for appointment to the Board (and/or such Shareholder’s Affiliate) against any member of the KCM Group or vice versa:

(a)	under any agreement which requires the approval of the Shareholders under Clause 11.2.14; or

(b)	where the possible Loss of any member of the KCM Group or the claim of the relevant member of the KCM Group, as the case may be, in terms of the relevant legal proceeding brought by or against such Shareholder, is in excess of fifty million US dollars (USD50,000,000); and/or

8.1.2	any matter relating to the determination of a dispute under, or the exercising of the Company’s rights under, any such agreement referred to in Clause 8.1.1(a) in circumstances where any member of the KCM Group is in dispute with the Shareholder who nominated him/her for appointment to the Board (and/or such Shareholder’s Affiliate) under such agreement,

(each being a "Shareholder Dispute Matter”).

8.2	It is agreed that:

8.2.1	if the Shareholder Dispute Matter is against or pursued by:

(a)	VRHL or any of its Affiliates, then the quorum necessary for any resolutions to be passed by the Board in relation to the Shareholder Dispute Matter shall consist of at least one (1) Director nominated for appointment by ZCCM-IH, the GRZ Director, at least one (1) Independent Director nominated for appointment by ZCCM-IH, and at least one (1) Independent Director nominated for appointment by VRHL; and

(b)	ZCCM-IH or any of its Affiliates, then the quorum necessary for any resolutions to be passed by the Board in relation to the Shareholder Dispute Matter shall consist of at least one (1) Director nominated for appointment by VRHL, the GRZ Director, at least one (1) Independent Director nominated for appointment by ZCCM-IH, and at least one (1) Independent Director nominated for appointment by VRHL; and

8.2.2	where a Director who is excluded in accordance with the provisions of Clause 8.1 from voting on any resolutions in respect of any Shareholder Dispute Matter, is provided with any information relating to such Shareholder Dispute Matter, such Director shall ensure and preserve the privilege and confidential status of any such information shared with him/her, to the extent consistent with his/her fiduciary and legal duties provided that notwithstanding anything to the contrary contained herein, such Director shall not be entitled to provide any form of feedback in respect of the Shareholder Dispute Matter to the Shareholder who nominated him/her for appointment to the Board (and/or such Shareholder’s Affiliate).

8.3	If, within thirty (30) minutes from the time appointed for a Board meeting pursuant to Clause 8, a quorum as set out in Clause 8.2.1 is not present, the meeting shall stand adjourned to a date which shall not be earlier than two (2) Business Days and not later than seven (7) Business Days after the date of the meeting at the same time and place (or such other place as the Directors present may appoint), and the relevant Directors shall be notified in writing of the date, time and place of the adjourned meeting. Where a meeting has been reconvened for two (2) times and either or both of the Independent Directors is or are not present at the third reconvened meeting, within thirty (30) minutes from the time appointed for the meeting, then the Directors present shall constitute a quorum.

8.4	Without prejudice to Clause 11, any decisions, actions or negotiations to be taken or conducted by any member of the KCM Group in relation to a Shareholder Dispute Matter shall: (i) notwithstanding the provisions of Clause 11, not constitute a reserved matter; (ii) be delegated to those Directors that are entitled, in accordance with Clause 8.2, to count in the quorum for purposes of such Shareholder Dispute Matter, and that delegation shall be on terms which give those Directors, acting on a majority basis, full authority on behalf of the relevant KCM Group member to take such decisions and actions and conduct such negotiations as they shall (acting in good faith to promote the best interests of the relevant KCM Group member having regard to (and complying with) their fiduciary duties) think fit. For the avoidance of doubt, notwithstanding anything to the contrary in this Clause 8, each KCM Group member shall be required to follow any dispute resolution processes that are required to be followed in relation to the relevant Shareholder Dispute Matter, including any mediation, arbitration or other processes set out in any relevant agreement(s) that are relevant to such Shareholder Dispute Matter. This Clause 8.4 does not entitle the Company to circumvent such dispute resolution processes.

9.	Agreement to Perform

9.1	Each of the Shareholder Parties undertakes (as a separate undertaking to each of the other Shareholder Parties) that, at all times, it will:

9.1.1	exercise its respective powers and votes as a Shareholder of the Company; and

9.1.2	procure that any and all Directors appointed by it exercise their respective powers and votes as a Director (subject always to the fiduciary and legal duties of such Directors), to ensure that (to the extent that the same is within such powers and voting rights) each and all of the provisions of this Agreement are fully complied with by the KCM Group and that the rights of the Company are enforced and the remedies of the Company are pursued insofar as the Shareholder Parties consider such actions to be in the best interests of the relevant member of the KCM Group.

9.2	Each of the Shareholder Parties undertakes (as a separate undertaking to each of the other Shareholder Parties) that it will not create or permit the creation of any Encumbrance over any Shares held by it or to be held by it and warrants and represents (as a separate warranty and representation to each of the other Shareholder Parties) that it has not created or permitted the creation of any such Encumbrance, provided always that:

9.2.1	such restrictions in this Clause 9.2 shall not apply to (and any Shareholder Party shall be entitled without the prior consent of any other Party to create or grant) any Encumbrance created or granted (i) with the prior written consent of the other Shareholder (such consent not to be unreasonably withheld or delayed), (ii) in accordance with Clause 14.4, (iii) in connection with any member of the KCM Group borrowing any money, entering into any financing facility (or other similar arrangement), entering into or granting any surety arrangement, indemnity or guarantee (or similar arrangement), or incurring any debt, in each case for the sole benefit of any member of the KCM Group or (iv) in connection with any Vedanta Party or any of their Affiliates borrowing any money, entering into any financing facility (or other similar arrangement), entering into or granting any surety arrangement, indemnity, or guarantee (or similar arrangement), or incurring any third party debt, in each case for the sole purpose of providing the New Vedanta Shareholder Loans or any other funding to any member of the KCM Group or otherwise for the sole benefit of any member of the KCM Group; and

9.2.2	it shall be a condition of any Encumbrance to be created or granted in terms of Clause 9.2.1(iii) and (iv) that the relevant Encumbrancee shall have first agreed, in writing, that in the case of an exercise by any Shareholder of its deemed offer rights under Clause 15 of this Agreement, that such Encumbrancee may be required, against receipt of payment, to release its Encumbrance and sell and deliver the Shares over which it holds its Encumbrance to or on behalf of such Shareholder in accordance with Clause 15 in (and only in) the event that (i) such Shareholder delivers its Deemed Offer Purchase Notice within four (4) Months from the establishment of the price payable for the relevant Deemed Offer Sale Equity in accordance with Clause 15 and (ii) the sale and purchase of such Shares is completed on the date falling three (3) Months following the expiry of the relevant Deemed Offer Notice Period. In the event that the relevant Shareholder fails to deliver its Deemed Offer Purchase Notice within the time period referred to in (i) above, or fails to complete the relevant sale of the Shares within the time period referred to in (ii) above, the condition of the Encumbrance referred to in this Clause 9.2.2 shall lapse and shall cease to be binding on the Encumbrancee.

9.3	Vedanta undertakes to procure that VRHL performs in all respects its obligations as a Shareholder Party under this Agreement.

9.4	Each of GRZ and ZCCM-IH undertakes that it shall not, and GRZ shall procure that no Government Authorities of the Republic of Zambia shall, at any time take any GRZ Action or ZCCM-IH Action. In relation to any breach or potential breach of this Clause 9.4 by GRZ and/or ZCCM-IH, the VRHL Parties and the Company shall be entitled, in addition to exercising their rights under Clause 15, to any and all available remedies and forms of relief, including damages, injunctive relief, specific performance and any other equitable relief.

10.	Information, Right of Audit and Inspection Information

10.1	The Company shall:

10.1.1	at all times, keep true, accurate and up to date books and records of all the affairs of the KCM Group using accounting policies agreed, from time to time, by the Board;

10.1.2	supply, to each Director, such information relating to the KCM Group as such Director may, from time to time, request;

10.1.3	upon reasonable notice and at all times subject to Clause 18, provide any Shareholder Party requesting the same in writing with such information relating to the KCM Group’s financial and business affairs as such Shareholder Party may reasonably request; provided that the Shareholder Party making such request holds not less than five per cent (5%) of the Ordinary Shares in issue;

10.1.4	where it has not provided any such information as has been reasonably requested by a Shareholder Party pursuant to Clause 10.1.3 within fourteen (14) days (or such longer period as may be reasonably necessary in the circumstances not exceeding ninety (90) days of such request), during normal working hours and upon reasonable notice, grant, to a reasonable number of the duly authorised representatives of any Shareholder Party and at the cost of such Shareholder Party reasonable access (including copying facilities where applicable) to inspect or audit the books, records, accounts, documents and premises of the KCM Group; provided that all costs of an inspection or audit shall be for the account of the Shareholder Party initiating the audit or inspection unless in the course of the inspection or audit any material matters are uncovered which require remedial action by the Board or any member of the KCM Group in which circumstances the inspecting or auditing Shareholder Party shall be entitled to full reimbursement by the Company for its reasonable costs incurred in the course of the inspection or audit in the event that the remedial action results in a financial benefit for the KCM Group in an amount not less than five million US dollars (US$5,000,000); and

10.1.5	(without prejudice to the generality of the foregoing) keep the Directors fully and promptly informed as to all material developments regarding the Company’s and/or its subsidiaries’ financial and business affairs and promptly notify the Directors of any significant litigation, criminal proceedings or arbitration (whether threatened or commenced) affecting or likely to affect the Company.

10.2	Without prejudice to Clause 10.1, the Company, at its own cost, shall use its reasonable endeavours to prepare and send (in the case of Clauses 10.2.1 to 10.2.3) or give notice (in the case of Clauses 10.2.6 and 10.2.7) to the Directors, the Shareholders and GRZ:

10.2.1	not later than three (3) Months following the end of each Financial Year, for each member of the KCM Group, details of the production and inventory, operating costs and capital costs for that year with comparisons to budget and a quantitative report on any material operational developments during such Financial Year including any technical problems or interruptions in operations. To the extent that aforementioned details and/or the quantitative report is not available within the aforementioned (3) Month period, then such details and/or the quantitative report (as the case may be) shall be sent as soon as reasonable possible once it is available;

10.2.2	not later than three (3) Months following the end of each Financial Year, a report on environmental, social and labour matters with comparisons to the Environmental Management Plan and Social Management Plan;

10.2.3	promptly following the approval by the Directors, the audited consolidated and non-consolidated accounts of the KCM Group for the preceding Financial Year certified by the Auditors as representing a true and fair view (or such other view as the Auditors are able to express) of the Company’s and its subsidiaries’ financial position. Any Persons who may be entitled to review the audited accounts of the any member of the KCM Group shall be permitted to discuss the same with the Auditors and shall also be entitled to discuss with the Auditors (and request copies of) the Auditors’ working papers to the extent that there is nothing under any Applicable Law that restricts the Auditors from doing so. The Company undertakes in favour of each Shareholder and GRZ that when it (and will procure than when any other member of the KCM Group) mandates the Auditors, it will use reasonable endeavours to ensure that there are no contractual restrictions which would prevent any Persons who may be entitled to review the audited accounts from discussing same with the Auditors;

10.2.4	no later than thirty (30) days after the end of each Financial Quarter Period, the unaudited financial statements for each member of the KCM Group, including a consolidated balance sheet, statement of income and cash-balance state for such period;

10.2.5	no later than fifteen (15) days prior to the commencement of each Financial Year, the preliminary annual operating budget for that particular Financial Year, forecasting the consolidated revenues, expenses and cash position on a Month-to-Month basis for that Financial Year in respect of each member of the KCM Group;

10.2.6	promptly upon becoming aware of the same, notice of any material event of default or repayment event relating to it under any document evidencing indebtedness of any member of the KCM Group (or of any event which, with the giving of notice, lapse of time or both or upon satisfaction of applicable condition(s) would be such a material event) and of any action taken or proposed to be taken by it in connection therewith. For purposes of this Clause 10.2.6, an event of default or repayment event shall be deemed to be material if the indebtedness is in excess of thirty-five million US dollars (US$35,000,000); and

10.2.7	promptly upon becoming aware of the same, details of any litigation or administrative or arbitration proceeding (whether commenced, pending or threatened) before any competent authorities (including any material disputes with GRZ or any instrumentality or political sub-division thereof) which has or is reasonably likely to have a Material Adverse Effect or materially adversely affects the Company’s or its subsidiaries’ ability (as the case may be) to perform its obligations under the Act, the Large Scale Mining Licences or this Agreement or to repay or service any indebtedness incurred by it when due.

11.	Restrictions on the Company’s Activities

11.1	At all times the Company shall comply with the Governance Policies in all material respects.

11.2	For so long as ZCCM-IH holds more than five per cent of the Ordinary Shares then in issue, the Company shall not (and each of VRHL and ZCCM-IH undertakes that it will do such acts and things, within its power, as may from time to time be required to ensure that the Company shall not), and the Company undertakes, subject to Clause 8, that it will do such acts and things, within its power, as may from time to time be required to ensure that none of the other members of the KCM Group shall not, without the prior approval of the Majority Shareholder and ZCCM-IH in accordance with clause 11.3:

11.2.1	consolidate, merge or amalgamate with any other Person;

11.2.2	acquire any subsidiary or otherwise acquire (whether by a single transaction or a series of related transactions) any shares, securities or other interests in any company or business where in each case, the cost of such acquisition exceeds fifty million US dollars (US$50,000,000);

11.2.3	make any loan or advance or extend credit (including the giving of guarantees) where the aggregate outstanding amount of such loan or credit (or liability in respect of such guarantee), otherwise than:

(a)	in the normal course of the Business;

(b)	loans made to employees under a collective bargaining agreement or in connection with an approved share option scheme;

(c)	extensions of credit to suppliers or purchasers to finance such supplies or purchases in the ordinary course of the Business;

(d)	loans, advances or extensions of credit to wholly owned subsidiaries; or

(e)	guarantees entered into on behalf of wholly owned subsidiaries;

11.2.4	secure or grant any Encumbrance over all or any of the undertaking, property or assets of the KCM Group save for (i) Encumbrances arising by operation of law or (ii) Encumbrances arising in the ordinary course of the Business;

11.2.5	suspend or curtail production or metal treatment (or agree to do so or make any proposal to do so), unless such suspension or curtailment (or agreement or proposal to do so) is as a result of any Production Force Majeure Event, is as a result of it not being commercially feasible to operate, or is otherwise in the ordinary course of Business;

11.2.6	undertake any matters pertaining to the Company which in terms of the Act requires the approval of at least 75% of the voting rights exercised on the relevant resolution by the Company’s shareholders at a shareholders meeting;

11.2.7	undertake any disposal of any of the Company’s assets having a value (whether by a single transaction or a series of related transactions) in excess of fifty million US dollars (US$50,000,000) or by way of or pursuant to an Encumbrance (other than any Encumbrance which did not require the consent of the Majority Shareholder and ZCCM-IH under Clause 11.2.4 or any Encumbrance granted in accordance with Clause 11.2.4);

11.2.8	undertake any expansion of any material capital project which is not linked to the KCM mine plan where such expansion would, in aggregate, have a value greater than one hundred and twenty-five million US dollars (US$125,000,000) (whether through a single transaction or a series of related transactions);

11.2.9	discontinue or suspend any material business activities of the KCM Group (excluding those referred to in Clause 11.2.10), unless the discontinuation or suspension is as a result of it not being commercially feasible to operate. For purposes of this Clause 11.2.9, a business activity shall be considered to be material if its discontinuation and/or suspension, as applicable, would cause a reduction of one hundred and fifty million US dollars (US$150,000,000) or more in the Annual Revenue;

11.2.10	permanently discontinue, or suspend for a period of 90 (ninety) days or longer, the following business activities of the KCM Group:

(a)	KDMP;

(b)	Nchanga Operation;

(c)	TLP Operation;

(d)	Smelter Operation;

(e)	Nkana Refinery; and

(f)	Nampundwe Operation,

unless the discontinuation or suspension is as a result of it not being commercially feasible to operate any such mentioned business activity. Where the Company discontinues or suspends any of the abovementioned business activities for a period of more than sixty (60) days, but less than ninety (90) days, the Board will provide each Shareholder with written notification of such discontinuation or suspension, but no such discontinuation or suspension shall require the prior approval of the Majority Shareholder and ZCCM-IH. It is recorded and agreed that in the case of ZCCM-IH, such written notification will be required to be provided to the ZCCM-IH Approved Contact Persons;

11.2.11	undertake any action to deregister the Company or enter into any compromise between the Company and all of its creditors generally;

11.2.12	enter into or terminate any Material Contract;

11.2.13	institute any legal proceedings and/or enter into any settlement of any claim by the Company, which is outside the ordinary course of the Business or in respect of which the possible liability of the Company or the claim of the Company, as the case may be, is in excess of fifty million US dollars (US$50,000,000);

11.2.14	conclude and/or implement any trading or other non-financing related agreement, arrangement or transaction (excluding, for the avoidance of doubt, this Agreement and the Transaction Documents, the arrangements and transactions contemplated thereby, and any borrowing or financing from any Shareholder or any Affiliate of a Shareholder which is regulated for by Clause 16) between (on the one hand) the Company and (on the other hand): (i) any Shareholder (other than ZCCM-IH), a holder of the Deferred Shares and/or Vedanta Director; (ii) any Affiliate of a Shareholder (other than an Affiliate of ZCCM-IH) or any Affiliate of a holder of the Deferred Shares; (iii) any officer or director of any of the aforegoing entities or any spouse, ascendant or descendant of any such officer or director (in each case, only where the Board or the CEO or CFO of the Company knows that such Person is such an officer, director, spouse, ascendant or descendant, as applicable); or (iv) any created entity in which any of the aforegoing has a financial interest (in each case, only where the Board or the CEO or CFO of the Company knows that such Person has such a financial interest), other than transactions entered into pursuant to the Framework Commercial Agreements which transactions are regulated for in Clause 12;

11.2.15	increase, or reduce the number of issued and/or authorised Shares and/or Special Shares of the Company, including as part of the issue of Shares, the Special Share and/or any buy back of Shares and/or the Special Share;

11.2.16	change the terms of any Share and/or Special Share in the Company;

11.2.17	borrow any money from any third party, enter into any surety arrangement or guarantee in favour of any third party or incur any third party debt where the aggregate outstanding amount of such borrowing or debt, or the aggregate potential liability under such surety or guarantee, will exceed one hundred million US dollars (US$100,000,000) (whether by a single transaction or a series of related transactions), other than, for the avoidance of doubt (i) with respect to a refinancing or Transfer of all or any part of the New Vedanta Shareholder Loans which are regulated for by Clause 11.2.20 and Clause 14 or (ii) any borrowing or financing from any Shareholder or any Affiliate of a Shareholder which is regulated for by Clause 16;

11.2.18	amend materially any Minimum Qualifications Specification;

11.2.19	amend the Articles;

11.2.20	refinance the New Vedanta Shareholder Loans, provided, for the avoidance of doubt, that neither a Transfer of all or a portion of any of the New Vedanta Shareholder Loans to another Person, nor any advance or payment of any portion of any of the New Vedanta Shareholder Loans by any Person (including after a Transfer of any or all of the New Vedanta Shareholder Loans to such Person) to the KCM Group, shall constitute a refinancing of the New Vedanta Shareholder Loans and therefore the prior approval of the Majority Shareholder and ZCCM-IH shall not be required for any such Transfer, advance or payment (on the basis that any such Transfer is regulated by Clause 14);

11.2.21	apply for the listing of any shares or other securities of the Company on any stock exchange or for permission for dealings in any shares or other securities of the Company in any securities market;

11.2.22	grant any share options or create any employee share scheme (with the inclusion of any profit-sharing arrangements) in each case that are linked to the Shares, or approve or materially amend any such incentive scheme operated by the Company;

11.2.23	appoint and dismiss the auditors of the Company;

11.2.24	waive or terminate any Vedanta Shareholder Commitment Agreement, the Corporate Guarantee or the Existing Shareholder Amendment Agreements, or amend any of the terms of such documents where such amendment is not for the benefit of the Company; and

11.2.25	the implementation of any of the above matters by any other member of the KCM Group (as if references to the Company were to such other member of the KCM Group).

11.3	A Shareholder may give its approval under Clause 11.2:

11.3.1	in writing; or

11.3.2	by a vote in favour of a separate and specific shareholders’ resolution on that matter; or

11.3.3	provided that such matter does not require (as a matter of law) a shareholders’ resolution, and that it has at least one appointed Director on the Board, by a vote in favour of a separate and specific directors’ resolution on that matter by all or a majority of the directors appointed by that Shareholder to the Board (excluding the vote of any Independent Director appointed by that Shareholder).

11.4	If a proposal is made in respect of any matter contemplated by Clause 11.2 but is not approved in accordance with that Clause, then that proposal shall not proceed.

11.5	Notwithstanding anything to the contrary contained in this Agreement:

11.5.1	nothing in Clause 11.2 shall apply to, or in any way prevent or restrict, any action taken by the KCM Group which is specifically required under this Agreement or the Transaction Documents;

11.5.2	in respect of an action referred to in Clause 11.2.14 (other than those actions required to be taken in the context of any of the Framework Commercial Agreements which shall be regulated for in Clause 12), each Shareholder Party undertakes not to unreasonably withhold or delay its consent, provided that it will not (in such circumstances only) be an unreasonable delay not to provide a response within thirty (30) days of receipt of a request for consent;

11.5.3	in respect of an action referred to in Clause 11.2.20 (“Refinancing Request”), each Shareholder Party undertakes not to unreasonably withhold or delay its consent. ZCCM-IH shall be deemed to have consented to the Refinancing Request if:

(a)	the Refinancing Request is sent, in accordance with the provisions of Clause 27.4, to the ZCCM-IH Approved Contact Persons; and

(b)	ZCCM-IH has not notified the Company of its refusal to the Refinancing Request within a period of thirty (30) days following transmission by the Company or the other Shareholder Party of the Refinancing Request (“Refinancing Consent Period”), it being agreed that if ZCCM-IH raises, in good faith, any reasonable queries relating to the Refinancing Request then the Company and the other Shareholder Party must within a period of five (5) days following receipt of such query(ies) from ZCCM-IH, engage in good faith to resolve such query(ies) to the reasonable satisfaction of ZCCM-IH (acting reasonably) and the Refinancing Consent Period shall be extended by such number of days exceeding such five (5) day period that it takes to respond to the said query(ies);

11.5.4	in respect of any other action referred to in Clause 11.2 (other than: (i) the actions referred to in Clause 11.2.14 which are regulated in Clause 11.5.2, and (ii) the actions referred to in Clause 11.2.20 which are regulated in Clause 11.5.3), each Shareholder Party undertakes not to unreasonably withhold or delay its consent to the extent that its consent is required for such action in terms of Clause 11.2. ZCCM-IH shall be deemed to have consented to any such action if:

(a)	the request for consent is sent, in accordance with the provisions of Clause 27.4, to the ZCCM-IH Approved Contact Persons; and

(b)	ZCCM-IH has not notified the Company of its refusal to the request within a period of (i) thirty (30) days with respect to any action referred to in Clauses 11.2.5, 11.2.7, 11.2.10 and 11.2.11 or (ii) twenty-one (21) days with respect to the remainder of the provisions under Clause 11.2, following transmission by the Company or the other Shareholder Party of the request (“Consent Period”). It is agreed that if ZCCM-IH raises, in good faith, any reasonable queries relating to the request then the Company and the other Shareholder Party must within a period of five (5) days following receipt of such query(ies) from ZCCM-IH, engage in good faith to resolve such query(ies) to the reasonable satisfaction of ZCCM-IH (acting reasonably) and the Consent Period shall be extended by such number of days exceeding such five (5) day period that it takes to respond to such query(ies), other than in relation to an action referred to in Clause 11.2.7, where such Consent Period shall be extended by a minimum of thirty (30) days unless such extension would materially adversely impact any KCM Group member.

12.	Amendments to the framework commerical agreementS

12.1	It is recorded and acknowledged that:

12.1.1	the Shareholder Parties have approved the Framework Commercial Agreements and that such framework agreements will be valid and binding on the KCM Group for a period of ten (10) years from the Effective Date (“Framework Period”), whereafter the Framework Commercial Agreements shall cease to be of any force and effect, unless the prior written consent of each Shareholder Party has been obtained for extending the Framework Period;

12.1.2	during the Framework Period, any amendment to the Framework Commercial Agreements will require the consent of each Shareholder Party, provided that if an index or market linked mechanism or provision is contained in any Framework Commercial Agreement (or in any deal confirmation entered into under or in relation to the Framework Commercial Agreement) then any pricing or other change which occurs in terms of such mechanism or provision will not require the consent of any Shareholder Party;

12.1.3	where any consent is required to be provided by a Shareholder Party at any point in time under or for purposes of this Clause 12, then –

(a)	each Shareholder Party undertakes not to unreasonably withhold or delay its consent; and

(b)	if such Shareholder Party is ZCCM-IH, its consent shall be deemed to have been obtained if:

(i)	the request is sent, in accordance with the provisions of Clause 27.4, to the ZCCM-IH Approved Contact Persons;

(ii)	ZCCM-IH has not notified the Company of its refusal to the request within a period of fourteen (14) days following transmission by the Company or the other Shareholder Party of the request (“Framework Consent Period”), it being agreed that if ZCCM-IH raises, in good faith, any reasonable queries relating to the request then the Company and the other Shareholder Party must within a period of five (5) days following receipt of such query(ies) from ZCCM-IH, engage in good faith to resolve such query(ies) to the reasonable satisfaction of ZCCM-IH (acting reasonably), and the Framework Consent Period shall be extended by such number of days exceeding such five (5) day period that it takes to respond to the said query(ies); and

(iii)	the Company and/or VRHL has, during the Framework Consent Period, followed up with the ZCCM-IH Approved Contact Persons on the consent request at least every five (5) days.

13.	Issue of Shares

13.1	The Shareholder Parties shall procure that Shares shall only be issued in accordance with:

13.1.1	the Act and the Articles;

13.1.2	Clause 11.2; and

13.1.3	this Clause 13.

13.2	Subject to Clause 11.2, Shares may only be issued if an offer has been made by the Company in accordance with Clause 13.3 to each Shareholder to allot to it (on the same terms in respect of which the issue is proposed to be made to all other such Persons) a proportion of the Shares proposed to be issued which is as nearly as practicable equal to the proportion of the Shares held by it and the period of acceptance of such offer specified in Clause 13.3 has expired or the Company has received notice of acceptance or refusal of the offer (as the case may be).

13.3	All new Shares proposed to be issued shall be offered to each Shareholder by a notice sent to each Shareholder (the "Offer Notice") which shall state the number of Shares proposed to be allocated (the "Offer Shares") and the subscription price for each Offer Share (the "Subscription Price") which, in the absence of agreement between the Shareholders to the contrary, shall be the value of the Company as a going concern (including goodwill) and as between a willing vendor and a willing purchaser at the relevant time as agreed by the Shareholder Parties (or, in default of such agreement, as determined by an independent merchant bank) divided by the number of Ordinary Shares in issue immediately prior to the subscription being made.

13.4	The Offer Notice shall remain open for acceptance for a period which shall be specified therein but, in any event, not longer than thirty (30) days and will be capable of acceptance by each Shareholder on the terms and in the manner described in the Offer Notice (the "Acceptance").

13.5	Following receipt by the Company of one or more Acceptances, within seven (7) days of receipt of the Subscription Price, the Company will issue the Offer Shares to the Shareholder(s) so accepting the offer.

13.6	Upon receipt by the Company of a notification that the Offer Notice will not be accepted by a Shareholder or the expiry of the period referred to in Clause 13.4 without an Acceptance being received from such Shareholder, the Company shall (within a period of thirty (30) days from the date of such receipt and/or expiry (as the case may be)) offer those Offer Shares for which an Acceptance has not been received to the Shareholder or Shareholders who are considering or have accepted the Offer Notice or have delivered an Acceptance pro rata to the Shares then held by such Shareholders (in the case of Shares for which an Acceptance has not been received), on the terms mutatis mutandis on which the offer was made pursuant to Clause 13.3.

13.7	Upon receipt by the Company of a notification that an offer made pursuant to Clause 13.6 will not be accepted by a Shareholder to whom it has been made or the expiry of the thirty (30) day period referred to in Clause 13.6 without an Acceptance having been received from such Shareholder (as the case may be), the Company shall (within a period of thirty (30) days from the date of such receipt and/or expiry (as the case may be)) offer such Offer Shares for which Acceptances have not been received to any Shareholder(s) (pro rata to the Shares then held by such Person(s)) which have accepted the offer made pursuant to Clause 13.6 and, in the event such Offer Shares are not accepted by such Shareholder(s), to such other Persons as the Board thinks fit at the Subscription Price and otherwise upon the terms set out in the Offer Notice and, if accepted, the Company may issue such Offer Shares so accepted to such other Persons within a further period of thirty (30) days provided that each such Person has complied with the provisions of Clause 13.8.

13.8	If any Shares are proposed to be issued in accordance with Clause 13.7 to a Person who is not a Party, such Shares shall only be issued if, prior to the date of such issue such Person agrees to be bound by all provisions of this Agreement by entering into a deed of adherence with all other Shareholder Parties in each case in such form as they may reasonably require.

14.	Transfer of Shares and Pre-emptive Rights

14.1	General

14.1.1	Each Shareholder Party undertakes that it will not, at any time, make or purport to make any Transfer except in accordance with this Clause 14, Clause 15 or otherwise with the prior written agreement of each of the other Shareholder Parties and in accordance with the Articles. Any purported Transfer in contravention of the provisions of this Agreement shall be void. The Directors shall not give effect to any Transfer unless the provisions of this Agreement have been duly complied with.

14.1.2	Subject to clause 14.5, a Shareholder Party (the "Transferor") may make a Transfer to:

(a)	one of its Affiliates (excluding for this purpose those persons described in paragraph (c) and (d) of the definition of "Affiliate" in Clause 1) in accordance with Clause 14.2;

(b)	a third-party purchaser in accordance with Clause 14.3; and

(c)	an Encumbrancee (pursuant to Clause 9.2) in accordance with Clause 14.4,

and, for the purposes of this Clause 14, the transferee in each case shall be referred to as the "Transferee"; and

(d)	pursuant to Clause 15.

14.1.3	Under no circumstances shall any Shareholder transfer any of its Sale Equity to any Person who is a Sanctioned Person.

14.2	Transfers to Affiliates

14.2.1	For the purposes of any Transfer by a Transferor to an Affiliate pursuant to this Clause 14.2, the other Shareholder Parties hereby waive any pre-emption rights they may have over the relevant Shares and/or Shareholder Loans, as applicable.

14.2.2	It shall be a condition precedent to a Transfer to an Affiliate, that the Affiliate's obligations under this Agreement and under any other agreement referred to in this Agreement (after or simultaneously with entry into a deed of adherence and/or deed of novation by the Affiliate pursuant to Clause 14.5.1(a)) be guaranteed, in form and content reasonably satisfactory to the other Shareholder Parties, by the Transferor.

14.2.3	If, at any time after a Transfer to an Affiliate of the Transferor:

(a)	the Affiliate (who for the purposes of this sub-clause shall be known as the "Original Transferee") or any subsequent Transferee which was an Affiliate thereof and which holds Shares has ceased to be an Affiliate of the Transferor (who for the purposes of this sub-clause shall be known as the "Original Transferor") or any subsequent Transferor (in circumstances where the Original Transferee has made a subsequent Transfer to an Affiliate thereof); or

(b)	the Original Transferor no longer has Control of the Affiliate to whom such Ordinary Shares have been Transferred and are then held; or

(c)	any subsequent Transferee which was an Affiliate thereof has become or passed into the Control of a Sanctioned Party,

such Shareholder Party shall be entitled to notify the Original Transferor accordingly. The Original Transferor (together with each subsequent Transferor which is or has been a Shareholder Party) shall procure that each holder of Shares to which this Clause 14.2.3 applies will (and if a Shareholder Party, such holder shall), within seven (7) Business Days of such notice to the Original Transferor:

(d)	transfer back all of the Shares then held by such holder to the Original Transferor or to the immediately preceding subsequent Transferor (so long as the immediately preceding subsequent Transferor is an Affiliate of the Original Transferor) or to an Affiliate of the Original Transferor; and

(e)	procure the execution by any new holder that is not already bound by the provisions of this Agreement and (to the extent that the Transferor is a party to the same) the agreements referred to in this Agreement of such Shares of a deed of adherence and/or deed of novation pursuant to Clause 14.5.1(a).

If the Original Transferee or any subsequent Transferee fails to transfer the said Shares within such seven (7) Business Day period, then any Director shall be entitled to execute on behalf of the Original Transferee or any subsequent Transferee a transfer of the said Shares back to the Original Transferor or to the immediately preceding subsequent Transferor (so long as the immediately preceding subsequent Transferor is an Affiliate of the Original Transferor).

14.3	Transfers to Third Parties

14.3.1	A Shareholder Party who wishes to Transfer its Shares and/or Shareholder Loans (if any) pursuant to Clause 14.1.2(b) (the "Selling Shareholder") shall serve notice on the Company (the "Sale Notice") stating the number of Shares and/or the amount of Shareholder Loans (if any) held by it which it is proposing to Transfer (the "Sale Equity"), its asking price for the Sale Equity which it is proposing to Transfer (the "Asking Price") and the identity of any bona fide third party purchaser of the relevant Sale Equity (the "Purchaser"). The Selling Shareholder may serve a Sale Notice in respect of all or part of its Shares and/or Shareholder Loans.

14.3.2	The Sale Notice shall make the Company the agent of the Selling Shareholder for the sale of the Sale Equity to the other Shareholder Parties, and the Company shall provide notification (the "Notification") to the other Shareholder Parties (each a "Buying Shareholder") within seven (7) days of receiving the Sale Notice which notification shall include the following information:

(a)	the Asking Price and full details of the identity of the Purchaser who has offered to buy the Sale Equity at the Asking Price (and, in the case of a Purchaser which is a corporate entity, details of the ultimate controllers of that party (to the extent that such information is known to the Selling Shareholder) and whether the Asking Price is fully funded);

(b)	that the Sale Equity is to be sold free from Encumbrances save for any Encumbrance permitted under Clause 9.2; and

(c)	that any acceptance of the offer to sell the Sale Equity made by the Company as agent for the Selling Shareholder (the "Transfer Acceptance") must be received by the Company in writing within thirty (30) days from the date of the Notification and must (subject to Clause 14.3.8) be in proportion to the number of Ordinary Shares held by the respective Buying Shareholders who may also indicate whether or not they wish to purchase any Sale Equity over and above their pro rata entitlement if the offer is not accepted by other Buying Shareholders.

14.3.3	In the event that Transfer Acceptances are received in respect of all the Sale Equity, the Sale Equity shall (subject to Clause 14.3.8) be allocated to Buying Shareholders who have delivered Transfer Acceptances in proportion to the number of Ordinary Shares held by them at the date of such Transfer Acceptance.

14.3.4	In the event that Transfer Acceptances are not received in respect of all of the Sale Equity, a further notice (the "Secondary Sale Notice") shall be issued and the Sale Equity in respect of which Transfer Acceptances have not been received (the "Secondary Sale Equity") shall be re-offered on the same terms as the Sale Equity (the "Secondary Sale") to those Buying Shareholders who delivered Transfer Acceptances in respect of the Sale Equity and who indicated therein their wish to purchase additional Sale Equity. Any acceptance of any such re-offering may be in respect of all (or some only) of the Secondary Sale Equity and must be made within ten (10) Business Days of receipt of the Secondary Sale Notice and once made shall be irrevocable. Clauses 14.3.3, 14.3.5, 14.3.6 and 14.3.7 shall apply mutatis mutandis in respect of the Secondary Sale and the Secondary Sale Equity, provided always that no Buying Shareholder shall be allocated more Secondary Sale Equity than the Secondary Sale Equity which such Buying Shareholder has accepted.

14.3.5	Within seven (7) Business Days of receipt of any Transfer Acceptance, the Company shall notify the Selling Shareholder and the Buying Shareholder(s) of such Transfer Acceptance(s) and shall state a place and time, between seven (7) and fourteen (14) Business Days later, on which a sum of money equal to the Asking Price is to be paid in full to the Selling Shareholder and the sale and purchase of the Sale Equity is to be completed. If any regulatory approval is required for the sale of the Sale Equity, then payment in respect of the sale concerned shall be made within fourteen (14) Business Days after the receipt of all such regulatory approvals for the sale against delivery of the Sale Equity, and the Selling Shareholder and the Buying Shareholder(s) shall use reasonable endeavours to procure that all such regulatory approvals are obtained as soon as possible. If any requisite regulatory approval is not obtained within one hundred and eighty (180) days of the date of acceptance of the offer, then the Sale Equity may be disposed of in accordance with Clause 14.3.6. If any regulatory approval is conditional and the Selling Shareholder and the Buying Shareholder(s) of the Sale Equity do not, within fourteen (14) Business Days, accept the conditions imposed in writing, the provisions of Clause 14.3.6 shall likewise apply.

14.3.6	If (i) the Buying Shareholder(s) do(es) not agree to purchase all of the Sale Equity (including the Secondary Sale Equity) or (ii) the purchase of all of the Sale Equity (including the Secondary Sale Equity) is not completed in accordance with the terms of Clause 14.3.5 or (iii) after the expiry of the relevant offer period not all of the Sale Equity has been taken up by the remaining Shareholders (individually or collectively), then the following provisions shall apply:

(a)	the Company shall notify that fact to the Selling Shareholder within seven (7) Business Days of the date on which:

(i)	any occurrence contemplated in Clause 14.3.6 materializes; or

(ii)	the sale and purchase of the Sale Equity (including the Secondary Sale Equity) should have been completed,

whichever first occurs; and

(b)	the Selling Shareholder may:

(i)	withdraw the Sale Notice and cancel the Company's authority to sell the Sale Equity by delivering to the Company a written notice to this effect; and

(ii)	before the expiration of sixty (60) Business Days after receiving the notification referred to in Clause 14.3.6(a) elect by notice in writing to the Company to transfer the Sale Equity to the Purchaser at the Asking Price and otherwise on terms not more favourable to the Purchaser than those offered to the Buying Shareholder(s) provided that: (i) the sale is implemented within a further sixty (60) days from the sixty (60) day period contemplated in this Clause, subject to Clause 14.3.5; and (ii) the Purchaser must agree to discharge in advance of the transfer, in full, any outstanding obligations of the Selling Shareholder towards the Company or the Buying Shareholder(s).

14.3.7	If the Selling Shareholder does not transfer the Sale Equity in accordance with this Clause 14.3 and the provisions in the Articles for formalities of transfer, the Board may authorise any Director to transfer the Sale Equity on the Selling Shareholder's behalf to the Buying Shareholder(s) or the Purchaser (as the case may be) against receipt by the Company of the Asking Price for the Sale Equity. The Company shall hold the Asking Price in trust for the Selling Shareholder without any obligation to pay interest. The Company's receipt of the Asking Price shall be a good discharge to the Buying Shareholder(s) or the Purchaser (as the case may be). The Directors shall then authorise registration of the transfer once appropriate property transfer tax has been paid. The Selling Shareholder shall surrender its share certificates relating to the Sale Equity to the Company. On surrender, it shall be entitled to the Asking Price for the Sale Equity and its obligations in respect of the Sale Equity shall be thereupon discharged.

14.3.8	The rights set out in this Clause 14.3 shall not be exercisable:

(a)	where the Shareholders other than the Transferor can demonstrate that the Purchaser will, notwithstanding compliance with Clause 14.5.1(a), be unlikely to be able to comply with its obligations under this Agreement and (to the extent that the Transferor is a party to the same) the agreements referred to in this Agreement, in each case as they fall due, provided always that such Shareholders shall not be able so to demonstrate:

(i)	in cases where both the Transferor and the Purchaser have equivalent credit ratings (or the Purchaser's credit rating is higher) as at the date of the Sale Notice by an internationally recognised credit rating agency; or

(ii)	in all other cases, where the Transferor and/or the Purchaser provide(s) adequate credit support to mitigate any creditworthiness concerns such other Shareholders may have (acting reasonably),

provided always that any Dispute arising in connection with this Clause 14.3.8(a) shall be determined by a Sole Expert pursuant to Clause 29; or

(b)	by any Shareholder Party who is not a Selling Shareholder and who (together with all of its Affiliates) holds less than five per cent (5%) in number of the Ordinary Shares in issue immediately prior to the date of service of the Sale Notice served pursuant to Clause 14.3.1 and where this Clause 14.3.8 applies to exclude any Shareholder from the operation of Clause 14.3, the provisions of Clause 14.3 shall be modified mutatis mutandis (including without limitation such that pro rata entitlements to Shares shall be calculated without reference to the Shares held by Shareholder Parties to which this Clause 14.3.8(b) applies).

14.3.9	In the event that Vedanta wishes to Transfer more than fifty percent (50%) of the issued shares in VRHL to a person other than an Affiliate of Vedanta ("VRHL Purchaser”), then that shall also be deemed to have triggered a proposed Transfer of all of VRHL’s Shares and Shareholder Loans (including, without limitation Shareholder Loans held by any VRHL Affiliate) to ZCCM-IH, and the provisions of Clauses 14.3.1 to 14.3.7 shall apply mutatis mutandis in respect of such Sale Equity following VRHL delivering a Sale Notice to the Company in relation to such Transfer. The price payable for such Sale Equity in such circumstances shall be a reasonable amount which is calculated with reference to and taking into account (i) the value of the KCM Group relative to the value of VRHL, in each case as attributed by the VRHL Purchaser, (ii) the price at which Vedanta is proposing to sell its interest in VRHL to the VRHL Purchaser and (iii) the percentage of shares in VRHL being Transferred. The Shareholder Parties shall use their reasonable endeavours to agree such price as soon as reasonably possible after the date of the relevant Sale Notice, but in any event not later than ten (10) Business Days from the date of such Sale Notice. If: (i) the Shareholder Parties fail to agree such price within such time period; or (ii) ZCCM-IH challenges the allocation of the VRHL Purchaser’s offer price in respect of KCM Group, then such price and/or the dispute on the allocation shall be determined by the Sole Expert. Each of Vedanta and VRHL undertake to provide ZCCM-IH with all reasonable supporting evidence and documents reflecting the price payable by the VRHL Purchaser for the interest in VRHL.

14.4	Transfers to Encumbrancees

14.4.1	No Shareholder Party shall Encumber its Shares pursuant to Clause 9.2 unless it has used its reasonable endeavours to ensure that the Encumbrancee undertakes upon enforcement of the Encumbrance to observe and comply with this Agreement and (to the extent that the Transferor is a party to the same), the agreements referred to in this Agreement, provided always that such Encumbrancee shall (subject to Clause 9.2.2) be liable hereunder or thereunder.

14.4.2	Without prejudice to Clauses 14.4.1 and 15.1.5, a Transfer to or by a permitted Encumbrancee (pursuant to Clause 9.2) of a Shareholder Party pursuant to, or under a power of sale contained in, the terms of the Encumbrance shall not be subject to the provisions of Clause 14.3 but the provisions of Clause 14.5.1(a) shall apply.

14.5	General Provisions

14.5.1	Notwithstanding the foregoing provisions of this Clause 14, but subject to Clause 14.4:

(a)	no Transfer of Shares may be made unless the Transferor and the Transferee enter into a deed of adherence and/or deed of novation with the other Shareholder Parties in such form as the other Shareholder Parties may reasonably require, with the effect that the Transferee shall be bound by and shall comply with all the provisions of this Agreement and (to the extent that the Transferor is a party to the same), the agreements referred to in this Agreement;

(b)	other than in relation to a Transfer to its Affiliates, (i) no Share of any class held by any Shareholder may be Transferred unless where applicable, a proportionate portion of such Shareholder’s Shareholder Loans are Transferred simultaneously and (ii) no Shareholder Loan may be Transferred unless where applicable, a proportionate portion of such Shareholder’s Shares are Transferred simultaneously, provided that:

(i)	VRHL (and its Affiliates) shall be entitled subject to Clause 14.1 to Transfer any portion of its or their (as applicable) Shares that do not result in VRHL and its Affiliates collectively holding less than 50.1% of the entire issued Ordinary Shares (the “VRHL Non-Controlling Shares”), without being required to dispose of its proportionate Shareholder Loans; and

(ii)	ZCCM-IH shall be entitled subject to Clause 14.1 to Transfer up to the same proportion of its Shares as the proportion that the Ordinary Shares forming part of the VRHL Non-Controlling Shares constitute of VRHL’s entire holding of Ordinary Shares (the “ZCCM-IH Non-Controlling Equivalent Proportion of Shares"), without being required to dispose of its proportionate Shareholder Loans. By way of an example, if the VRHL Non-Controlling Shares constitute at a particular time 36.9% of VRHL’s entire Ordinary Share shareholding (being equal to 29.3% of the total number of issued Ordinary Shares as at the Signature Date), then ZCCM-IH shall be entitled at such time to transfer up to 36.9% of its Ordinary Shares (being equal to 7.5% of the total number of issued Ordinary Shares as at the Signature Date), without being required to dispose of its proportionate Shareholder Loans. Notwithstanding anything in this Clause 14.5.1(b)(ii), ZCCM-IH may only transfer, in total, without being required to dispose of its proportionate Shareholder Loans, that number of Shares that constituted the ZCCM-IH Non-Controlling Equivalent Proportion of Shares at the time of ZCCM-IH’s first transfer of Shares in accordance with this Clause 14.5.1(b)(ii), and should the VRHL Non-Controlling Shares reduce, then the total number of Shares that ZCCM-IH may transfer in accordance with this Clause 14.5.1(b)(ii) shall reduce proportionately.

14.5.2	The Shareholder Parties shall procure that the Company shall not approve or register any Transfer of any Shares unless all the applicable conditions contained in this Clause 14 have been complied with or it is a Transfer of Shares to which Clause 15 applies.

14.5.3	A purported Transfer of Shares not in accordance with the terms of:

(a)	the Act and the Articles; and

(b)	this Clause 14 or Clause 15,

shall be void.

14.5.4	Following a Transfer of Shares, the Shareholder Party transferring such Shares shall continue to observe and perform any obligations and liabilities which have accrued prior to the completion of the said Transfer.

14.5.5	The Parties agree to amend this Agreement to reflect any restrictions on Transfer reasonably required by prospective third-party lenders to the Company; provided that no such amendment shall be made if or to the extent it requires or would require GRZ to maintain any interest in ZCCM-IH or would otherwise prevent the sale by GRZ of its shares in ZCCM-IH.

14.5.6	It shall be a condition to the transfer of any Ordinary Shares pursuant to Clause 14 or Clause 15 that an equal proportion of the transferor's Deferred Shares is also transferred to the transferee of the Ordinary Shares on the same terms. Deferred Shares shall not otherwise be transferable.

14.5.7	The Shareholder Parties acknowledge that ZCCM-IH may in the future wish to diversify further the ownership of the Company through a further privatisation of ZCCM-IH’s Shares and that ZCCM-IH may, in that regard, request the other Shareholder Parties to waive any pre-emption rights they may have in respect of such Shares. The other Shareholder Parties undertake to consider such request in good faith promptly when made but shall not be under any obligation to accede to such request.

15.	Deemed Transfer of Shares

15.1	The provisions of Clause 15.2 shall apply if:

15.1.1	a Shareholder Party or a Person having Control of a Shareholder Party becomes unable to pay its debts within the meaning of Section 57 of the Insolvency Act or makes a composition or arrangement with its creditors or puts a proposal to its creditors for a voluntary arrangement for a composition of its debts or a scheme of arrangement (other than for the purposes of a bona fide reconstruction, restructuring, amalgamation, merger or consolidation) or (unless the same can be contested bona fide) on the presentation of a petition that the Shareholder Party or the Person having Control of a Shareholder Party be put into liquidation or administration or the Shareholder Party or the Person having Control of a Shareholder Party passes a resolution putting the Shareholder Party or the Person having Control of a Shareholder Party into voluntary liquidation (other than for the purposes of a bona fide amalgamation, merger, consolidation, restructuring or reconstruction) or if the Shareholder Party or the Person having Control of a Shareholder Party suffers the appointment of a provisional liquidator, a receiver, a manager or an administrative receiver or on the occurrence of an event which would result in the crystallisation of any material floating charge over the Shareholder Party or the Person having Control of a Shareholder Party's business, undertaking, property or assets or any part thereof or the Shareholder Party or the Person having Control of a Shareholder Party is dissolved;

15.1.2	in the case of VRHL, VRHL and/or its Affiliates have not advanced and paid to the Company, in aggregate (on a cumulative basis), at least the following amounts in terms of the Capital Expenditures Support Commitment by the following dates:

(a)	by the date falling 6 months following the Funding Assessment Period Commencement Date: USD124,000,000;

(b)	by the date falling 12 months following the Funding Assessment Period Commencement Date: USD330,000,000;

(c)	by the date falling 18 months following the Funding Assessment Period Commencement Date: USD428,000,000;

(d)	by the date falling 24 months following the Funding Assessment Period Commencement Date: USD600,000,000;

(e)	by the date falling 30 months following the Funding Assessment Period Commencement Date: USD645,000,000;

(f)	by the date falling 36 months following the Funding Assessment Period Commencement Date: USD740,000,000;

(g)	by the date falling 42 months following the Funding Assessment Period Commencement Date: USD785,000,000;

(h)	by the date falling 48 months following the Funding Assessment Period Commencement Date: USD870,000,000;

(i)	by the date falling 54 months following the Funding Assessment Period Commencement Date: USD923,000,000; and

(j)	by the date falling 60 months following the Funding Assessment Period Commencement Date: USD1,000,000,000,

and in each case, if applicable, VRHL fails to remedy such breach, if capable of remedy, within ninety (90) days following the due date for payment arising as set out in this Clause 15.1.2, provided that:

(k)	VRHL and its Affiliates will not be in breach for purposes of Clause 15.1.2 if VRHL’s failure to comply with any such payment obligations is as a result of:

(i)	any changes, after the Signature Date, in Applicable Law in Zambia or in any jurisdiction in or from which VRHL (or any relevant VRHL Affiliate to whom such payment obligation has been delegated) is making the payment;

(ii)	any principles, rules, guidance, policy statements, directions, codes, conditions or other restrictions issued or imposed by any Government Authority in Zambia or in any jurisdiction in or from which VRHL (or any relevant VRHL Affiliate to whom such payment obligation has been delegated) is making the payment;

(iii)	any action or inaction by any financial institution which is involved in the process of holding or transferring any of the funds forming part of the Capital Expenditures Support Commitment;

(iv)	any breach by the Escrow Agent (as defined in the Implementation Agreement) of its obligations under the Escrow Agreement (as defined in the Implementation Agreement);

(v)	any Disruption Event;

(vi)	any of its payment obligations being suspended or terminated for any reason in accordance with the provisions of this Agreement or any of the Transaction Documents; or

(vii)	any act of war (whether declared or undeclared), invasion, armed conflict, act of foreign enemy, act of terrorism, martial law, military or usurped power, insurrection, revolution, civil disturbances, blockades, riot, embargoes, strikes, lock-outs and other labour conflicts, sabotage, criminal damage, epidemics, plague, natural disasters and other natural events, non-availability of electrical power, gas, water or other utilities, and any other jurisdictional, regional or global event or crises, and the Vedanta Parties will use (and will procure, to the extent applicable, that any relevant VRHL Affiliate to whom such payment obligation has been delegated uses) their best endeavours to resolve any non-compliance with such payment obligations as a result of any of the factors referred to in Clause 15.1.2(k) as soon as practicable; and

(l)	this Clause 15.1.2 shall lapse and cease to have any force on the date on which an aggregate amount of USD1,270,000,000 has been paid by or on behalf of VRHL to the Company in terms of the Creditor Settlement Support Commitment, Capital Expenditures Support Commitment and the Community Support Commitment, after which time Clause 15.2 shall no longer be applicable and the deemed offer provisions under Clause 15 shall lapse and not apply with respect to this Clause 15.1.2;

15.1.3	a Shareholder Party (subject to Clause 15.3) commits (other than in the circumstances contemplated in Clauses 15.1.2) either: (i) a breach of any obligation owed by it pursuant to this Agreement which has a Material Adverse Effect; or (ii) any other material breach, and in either case fails to remedy such breach, if capable of remedy, within thirty (30) days after the date of a notice from the other Shareholder Parties, specifying the nature of the breach and requiring it to be remedied;

15.1.4	in the case of ZCCM-IH, either ZCCM-IH commits a ZCCM-IH Action or GRZ commits a GRZ Action and ZCCM-IH and GRZ fail to remedy such breach, if capable of remedy, within thirty (30) days after the date of a notice from the other Shareholder Parties, specifying the nature of the breach and requiring it to be remedied; or

15.1.5	a Shareholder Party Transfers (or, where applicable, an Affiliate of such Shareholder Party Transfers) or purports to Transfer any Ordinary Shares and/or Shareholder Loans held by it other than as provided in this Agreement or the Articles and fails to remedy such breach, if capable of remedy, within thirty (30) days after the date of a notice from the other Shareholder Parties, specifying the nature of the breach and requiring it to be remedied,

(such Shareholder Party for the purpose of Clause 15 being hereinafter called the "Deemed Transferor") provided always that (i) a default, breach or failure by a Shareholder Party caused by (a) a default, breach or failure by another Shareholder Party in discharging any obligations to it under this Agreement or any of the Transaction Documents or (b) any step or condition to the performance of any obligation under this Agreement or any of the Transaction Documents not being met or fulfilled, will not constitute a default, breach or failure by the relevant Shareholder Party for the purpose of Clause 15.1, and (ii) a default, breach or failure by Vedanta and/or VRHL resulting from any ZCCM-IH Action or any GRZ Action will not constitute a default, breach or failure by Vedanta and/or VRHL for the purpose of Clause 15.1.

15.2	If any of the events in Clause 15.1 occurs, then within ten (10) Business Days of a Shareholder Party becoming aware of the occurrence of such event referred to in Clause 15.1, such Shareholder Party must notify the Company and the other Shareholder Parties (other than Affiliates of the Deemed Transferor), in writing (“Deemed Offer Notice”), of the occurrence of the relevant event. The Shareholder Parties who are not the subject of the events in Clause 15.1 (collectively, the “Deemed Non-Transferors”) shall (acting unanimously) and subject to Clause 15.8, be entitled, at their discretion (and without prejudice to any other right or remedy which the Deemed Non-Transferors and/or the Company might have) to treat the Deemed Offer Notice as the deemed service by the Deemed Transferor (and each of its Affiliates) of an irrevocable offer to sell, with effect on the Business Day prior to the occurrence of the relevant event, all of the Shares and Shareholder Loans held by the Deemed Transferor (and each of its Affiliates) ("Deemed Offer Sale Equity") to the Deemed Non-Transferors pro rata to the Deemed Non-Transferors' holding of Ordinary Shares in the Company (or as they may direct), free from Encumbrances (other than those arising under this Agreement or consented to in accordance with Clause 9.2).

15.3	The price payable to the Deemed Transferor for the Deemed Offer Sale Equity shall be calculated and determined as follows:

15.3.1	if the relevant trigger event in Clause 15.1 occurs at any time prior to (or including) the fifth anniversary of the Effective Date, an aggregate amount equal to:

(a)	50% of the face value of (including all interest and capital payable under) (i) the Existing Vedanta Party Unsecured Loans and Existing Vedanta Party Secured Payment Obligations (if the Deemed Transferor is VRHL) or (ii) the Existing ZCCM-IH Unsecured Loan (if the Deemed Transferor is ZCCM-IH), as at the Effective Date; plus

(b)	100% of the face value of (including all interest and capital payable under) all Shareholder Loans advanced to the Company or any of its subsidiaries at any time on or following the Board Reinstatement Date by the Deemed Transferor and/or its Affiliates (including, if the Deemed Transferor is ZCCM-IH, amounts advanced pursuant to the GRZ’s matching right under Clause 16.4), as at the date on which the sale and transfer of the Deemed Offer Sale Equity to the Deemed Non-Transferors is completed in accordance with Clause 15.6; plus

(c)	an amount equal to: (i) irrespective of whether the Deemed Transferor is VRHL or ZCCM-IH, 50% of the aggregate face value of (including all interest and capital payable under) the Existing Vedanta Party Unsecured Loans and Existing Vedanta Party Secured Payment Obligations divided by USD1,275,000,000 multiplied by (ii) the amount referred to in 15.3.1(b) above for the relevant Deemed Transferor; provided that:

(i)	the amount referred to in this Clause 15.3.1(c) shall not under any circumstances exceed the amount referred to in 15.3.1(b) above for the relevant Deemed Transferor; and

(ii)	notwithstanding anything to the contrary contained herein, where the Deemed Transferor is ZCCM-IH, then the amount referred to in this Clause 15.3.1(c) in respect of its Deemed Offer Sale Equity shall be calculated using the same percentage ratio that is applicable to VRHL’s Deemed Offer Sale Equity for purposes of this Clause 15.3.1(c). By way of example, if in terms of this Clause 15.3.1(c), VRHL is entitled to earn-back USD0.66 of the remaining 50% of the Existing Vedanta Party Unsecured Loans and Existing Vedanta Party Secured Payment Obligations for every USD1.00 of Shareholder Loan advanced by it and/or its Affiliates to the Company or any of its subsidiaries at any time on or following the Board Reinstatement Date, then ZCCM-IH will be entitled to earn-back the same USD0.66 of the remaining 50% of the aggregate of its Existing ZCCM-IH Unsecured Loan for every USD1.00 of Shareholder Loans advanced by VRHL and/or its Affiliates to the Company or any of its subsidiaries at any time on or following the Board Reinstatement Date; or

15.3.2	if the relevant trigger event in Clause 15.1 occurs at any time after the fifth anniversary of the Effective Date, an aggregate amount equal to the higher of:

(a)	the face value of (including all interest and capital payable under) all of the Shareholder Loans advanced to the Company or any of its subsidiaries at any time on or following the Board Reinstatement Date by the Deemed Transferor and/or its Affiliates (including, for the avoidance of doubt, the full amount of the Community Support Loan and the Creditor Settlement Support Loan, in the event that the Deemed Transferor is VRHL) as at the date on which the sale and transfer of the Deemed Offer Sale Equity to the Deemed Non-Transferors is completed in accordance with Clause15.6; or

(b)	the Fair Market Value Price.

15.4	In the event that a Shareholder Party considers that it has not committed a breach of an obligation owed by it as a Shareholder Party which has a Material Adverse Effect or, as the case may be, any other material breach as the same is contemplated in Clause 15.1.3, such Shareholder Party shall be entitled to submit the matter for determination to a Sole Expert.

15.5	Within thirty (30) Business Days of the timeous delivery of the Deemed Offer Notice referred to in Clause 15.2, the Deemed Non-Transferors may notify the Deemed Transferor, in writing, that the Deemed Non-Transferors may wish to exercise their rights pursuant to Clause 15.2 in accordance with Clause 15.6. The Deemed Non-Transferors shall, at the same time give a copy of such notice to the Company.

15.6

15.6.1	Subject to Clause 15.8 below, if the Deemed Non-Transferors wish to purchase the Deemed Offer Sale Equity held by the Deemed Transferor at the purchase price referred to in Clause 15.3, the Deemed Non-Transferors shall exercise their rights by notifying the Deemed Transferor accordingly in writing (“Deemed Offer Purchase Notice”) within three (3) Months from the establishment of the price payable for the Deemed Offer Sale Equity (or in instances where ZCCM-IH is the Deemed Non-Transferor, within five (5) Months from the establishment of the price payable for the Deemed Offer Sale Equity) (as applicable, the “Deemed Offer Notice Period”). If the Deemed Non-Transferors do not so notify the Deemed Transferor before the expiry of the Deemed Offer Notice Period, the rights of the Deemed Non-Transferors in respect of that event (but not in respect of any future event) pursuant to Clause 15.2 shall lapse (but without prejudice to any other rights which the Deemed Non-Transferors may have), provided that the failure by any such Deemed Non-Transferor to notify the Deemed Transferor is not as a result of any act or omission of such Deemed Transferor. The sale and purchase of the Deemed Offer Sale Equity held by the Deemed Transferor shall be completed within five (5) Months following the expiry of the Deemed Offer Notice Period and the Company shall approve and register such Transfer. If the sale of the Deemed Offer Sale Equity has not been duly completed prior to the end of such time period, the rights of the Deemed Non-Transferors in respect of such sale shall lapse.

15.6.2	Each Shareholder Party agrees that it shall not take or omit to take any action to frustrate any sale under this Clause 15 and to the extent that any Shareholder Party breaches any such obligation then the time periods imposed in this Clause 15.6.1 for the exercise by a Deemed Non-Transferor of its deemed offer rights and/or the the completion of the sale and purchase of the Deemed Offer Sale Equity shall be extended for a reasonable period(s).

15.6.3	If any regulatory approval is required for the sale of the Deemed Offer Sale Equity, then the Parties shall all use reasonable endeavours to procure, to the extent that it is within their power to do so, that all such regulatory approvals are obtained as soon as possible.

15.6.4	On the date on which the sale and purchase of the Deemed Offer Sale Equity is completed in accordance with Clause 15.6.1, the purchase price for the Deemed Offer Sale Equity shall be payable by the Deemed Non-Transferors to the Deemed Transferor by way of direct electronic funds transfer to a bank account notified in writing by the Deemed Transferor, against delivery of the Deemed Offer Sale Equity in question in the manner contemplated in Clause 15.6.5 below. It is agreed that if VRHL, as Deemed Transferor, fails to notify ZCCM-IH, as Deemed Non-Transferor, of its nominated bank account, ZCCM-IH shall be entitled to make payment of the purchase price for the Deemed Offer Sale Equity into the bank account that KCM makes payment of any amount advanced to it by VRHL pursuant to the Vedanta Shareholder Commitment Agreements. Each of the Vedanta Parties hereby acknowledge and agree (and it is recorded and acknowledged by the Vedanta Parties that Vedanta Resources Jersey has acknowledged and agreed in the relevant Existing Shareholder Amendment Agreement) that where the Deemed Transferor is VRHL then the payment of the purchase price for the Deemed Offer Sale Equity in accordance with the provisions of this Clause 15 shall constitute a discharge of the amount payable to it for its respective portion of Shareholder Loan due and owing to them (as applicable).

15.6.5	The Shares shall be delivered in transferable form, and the Shareholder Loans (if any) ceded, by the Deemed Transferor to the Deemed Non-Transferor against payment of the purchase price.

15.6.6	If, for any reason, the Deemed Transferor fails to execute and deliver the requisite stock transfer form or deed of novation, the Deemed Non-Transferors are hereby authorised to appoint any Director to execute, on behalf of the Deemed Transferor, such stock transfer form or deed of novation (as applicable) and any other documentation which may be necessary or desirable to effect the Transfer to the Deemed Non-Transferors (or as they may direct) of the Deemed Offer Sale Equity held by the Deemed Transferor in accordance with the provisions of this Clause 15 and, on behalf of the Deemed Transferor, to give a valid receipt for the payment of the purchase price.

15.7	The Deemed Transferor undertakes to:

15.7.1	provide all such valid title warranties as may be expected for an acquisition of the Deemed Offer Sale Equity; and

15.7.2	upon payment of the purchase price for the Deemed Offer Sale Equity, release all claims it, or any of its Affiliates, may have in the Deemed Offer Sale Equity (excluding, for the avoidance of doubt, any claims under or in relation to contracts between the Deemed Transferor or any of its Affiliates (on the one hand) and the Company (on the other hand)) against the Company and provide all applicable release documentation.

15.8	Notwithstanding anything to the contrary contained herein, any Deemed Non-Transferor shall be entitled to nominate any third party (“Nominee Third Party”) to acquire, in its stead, the Deemed Offer Sale Equity. The Nominee Third Party (or potential Nominee Third Parties who are conducting due diligence) shall be entitled, subject first to entering into confidentiality undertakings in a form acceptable to the Company (acting reasonably), to:

(a)	have access to all appropriate documents and information (acting reasonably) of the KCM Group, necessary for it to make an informed decision as to whether to purchase such Deemed Offer Sale Equity; and

(b)	interview the CEO (and any other senior executive of the KCM Group), without the written approval of the Company.

15.9	In the event that any Deemed Non-Transferors notify the Deemed Transferor in terms of Clause 15.5 that they may wish to exercise their rights pursuant to Clause 15.2, then VRHL’s obligations to advance any further amounts to the Company under the Capital Expenditures Support Loan shall be suspended (“Funding Suspension Period”) until such time that either (i) the process in Clause 15.6 has been completed and the sale and purchase of the Deemed Offer Sale Equity held by the Deemed Transferor has been duly implemented or (ii) the rights of the Deemed Non-Transferors in respect of such sale have lapsed under this Agreement. In such circumstances, and notwithstanding that the Parties acknowledge and agree that the suspension of funding may have a material impact on the KCM Group’s Operations, (a) the Company shall maintain its assets responsibly and comply with Applicable Law, and shall not put any mine into care and maintenance if the mine is not at such time already in care and maintenance and (b) the trigger event in Clause 15.1.2 will be suspended, shall cease to be binding on the Parties and shall be incapable of being exercised.

15.10	For the avoidance of doubt, ownership of, and risk and benefit (including the Deemed Transferor’s rights to receive dividends and other payments under Clause 16) in and relating to the Deemed Offer Sale Equity, including the Deemed Transferor’s rights under Clause 6, will continue to be held by the Deemed Transferor until the sale and purchase of the Deemed Offer Sale Equity is duly completed in accordance with this Clause 15.

15.11	Fair Market Value Determination:

15.11.1	The Company and the Shareholder Parties shall use their reasonable endeavours to have engaged a Fair Market Value Expert prior to the fifth anniversary of the Effective Date, such agreement to be in a form acceptable to the Shareholder Parties, each acting reasonably.

15.11.2	If the relevant trigger event in Clause 15.1 occurs at any time after the fifth anniversary of the Effective Date, the Shareholder Parties shall use their reasonable endeavours to agree the Fair Market Value Price as soon as reasonably possible after the date of the Deemed Offer Notice, but in any event not later than ten (10) Business Days from the date of the Deemed Offer Notice.

15.11.3	If:

(a)	the Shareholder Parties fail to agree the Fair Market Value Price in accordance with Clause 15.11.2, then the Fair Market Value Price shall be determined by the Fair Market Value Expert in accordance with Schedule 2; or

(b)	the Fair Market Value Expert relinquishes, resigns or abandons their appointment or ceases to exist or the Fair Market Value Expert’s appointment is otherwise terminated, then the Fair Market Value Price shall be determined by the Sole Expert using the fair market value parameters set out in Schedule 2.

16.	Financing the Company

16.1	Interest on the New Vedanta Shareholder Loans

16.1.1	Subject to Clause 16.1.2, the rate of interest on the unpaid principal amount of the New Vedanta Shareholder Loans, together with accrued but unpaid interest, for the period from and including the date of such loan to but excluding the date such loan, together with accrued but unpaid interest, is repaid in full, shall be at a rate per annum for each Interest Period relating thereto equal to the lower of:

(a)	the sum of:

(i)	the Reference Rate; plus

(ii)	the Applicable Margin; or

(b)	Vedanta’s Cost of Funding.

16.1.2	From the date falling 36 months after the Board Reinstatement Date, the interest rate calculated in accordance with Clause 16.1.1 above shall be reduced by zero point five per cent. (0.50%) per annum, such reduction to incrementally increase by zero point five per cent. (0.5%) per annum on each subsequent anniversary of the Board Reinstatement Date thereafter, until such time that the interest rate is equal to the lower of: (i) seven per cent (7%); and (ii) Vedanta’s Cost of Funding at such point in time provided that the interest rate shall at no point in time be higher than Vedanta’s Cost of Funding.

16.2	Payment of the New Vedanta Shareholder Loans

The Company shall make all payments to be made by it in relation to the New Vedanta Shareholder Loans without any deduction or withholding for or on account of Tax (a “Tax Deduction”), unless a Tax Deduction is required by Applicable Law. If a Tax Deduction is required by Applicable Law to be made by the Company, the amount of the payment due from the Company shall be increased to an amount which after making any Tax Deduction, leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

16.3	Vedanta’s Cost of Funding

16.3.1	Vedanta shall annually share with ZCCM-IH a calculation (subject to any confidentiality provisions, together with reasonable supporting evidence and documents) of its cost of funding in relation to financing its participation in any New Vedanta Shareholder Loans and for such purposes its cost of funding shall be that which expresses as a percentage rate per annum, as the cost to Vedanta of funding its participation in the relevant New Vedanta Shareholder Loan from where Vedanta has or could have borrowed funds, or if not available, from whatever source it may reasonably specify, for a period equal in length to the relevant Interest Period ("Vedanta’s Cost of Funding”).

16.3.2	ZCCM-IH shall have the right to take reasonable steps to independently verify, at its own expense, the calculation. In the event that ZCCM-IH does not agree with the calculation as provided by Vedanta, ZCCM-IH shall be required to deliver to Vedanta a notice setting out the items of Vedanta’s calculation that it does not agree with (the “Dispute Notice”). If ZCCM-IH and Vedanta fail to agree the calculation of Vedanta’s Cost of Funding within 15 Business Days following delivery by ZCCM-IH of the Dispute Notice, the dispute shall be referred to the Sole Expert.

16.4

16.4.1	It is agreed that the GRZ has the right to match (whether wholly or partially) the New Vedanta Shareholder Loans on the same terms and conditions as the New Vedanta Shareholder Loans. For the avoidance of doubt, this shall include the terms relating to the applicable interest rate and no security over any assets of the KCM Group.

16.4.2	In the event that the GRZ wishes to match the whole or part of the New Vedanta Shareholder Loans:

(a)	it will serve a notice on the Company and the relevant Vedanta Party (“Match Notice”) stating the amount of the New Vedanta Shareholder Loans that it wishes to fund as at the relevant particular point in time (“Matched Loan Amount”);

(b)	as soon as reasonably practicable following the date of the Match Notice, the Company shall share with the GRZ a draft loan agreement with the same terms and condition applicable to the New Vedanta Shareholder Loans at the date of the Match Notice (“GRZ Loan Agreement”);

(c)	as soon as reasonably practicable following receipt by the GRZ of the GRZ Loan Agreement, the Company and the GRZ shall use reasonable endeavours to finalise the terms of, and execute and implement, the GRZ Loan Agreement; and

(d)	as soon as reasonably practical following the execution of the GRZ Loan Agreement, the GRZ shall make payment of the Matched Loan Amount to the Company, which amount the Company shall use to settle the equivalent portion of the amount owing to the relevant Vedanta Party pursuant to the relevant New Vedanta Shareholder Loans.

16.5	General

16.5.1	Subject to Clauses 11, 16.6 and the provisions of the Vedanta Shareholder Commitment Agreements, the Board shall be responsible for the raising of all finance (and any refinancing thereof) necessary to implement:

(a)	the Environmental Management Plan and the Social Management Plan; and

(b)	the carrying out of the Business.

16.5.2	Without derogating from the generality of the foregoing and/or the further provisions of this Clause 16, the Board shall investigate and determine the feasibility of funding the Company’s requirements to the maximum extent reasonably possible in the circumstances, in the following order of priority:

(a)	in the first instance, from its own internal resources;

(b)	secondly, from third party or external sources based on the Company’s own creditworthiness and on terms commercially acceptable to the Board, subject insofar as applicable at the time to the approval of any third party financiers of the Company; and

(c)	thirdly, from the Shareholders (whether by way of loans or, subject to Clause 11.2, subscription), pro rata in proportion to their respective shareholding interests in the Company from time to time.

16.6	General Provisions Applicable to all Debt Finance

16.6.1	Any debt finance determined upon by the Board from time to time for the purpose of financing or refinancing the Business (in each case, “Debt Finance”) shall be provided on the terms set out in this Clause 16.6.

16.6.2	All Debt Finance shall be:

(a)	obtained from independent third parties or provided by or on behalf of a Shareholder or an Affiliate of a Shareholder, provided always that no Shareholder or Affiliate of a Shareholder shall be under any obligation to provide or procure the provision of any Debt Finance;

(b)	provided on the basis that it is without recourse to the Shares held by ZCCM-IH or VRHL (or any of their respective Affiliates) from time to time and shall not oblige ZCCM-IH or VRHL (or any of their Affiliates) to guarantee or provide any security for the indebtedness of the Company (unless ZCCM-IH or VRHL, as applicable, consents otherwise); and

(c)	in the case of Debt Finance provided by independent third parties, provided on the basis that no Shareholder or any Affiliate of any Shareholder shall be required to pay any fee or other payment to any other Shareholder or any Affiliate of any other Shareholder in consideration of the provision of:

(i)	any Debt Finance; or

(ii)	any guarantees or other support given in respect of any Debt Finance.

16.6.3	In respect of any Debt Finance provided by a Shareholder Party or any one of its Affiliates:

(a)	such Debt Finance shall be provided, other than in respect of the New Vedanta Shareholder Loans, on terms that it will be subordinated in point of payment of principal and interest to third party lenders, including third party financial institution and non-operational creditors and on the terms that it will only be repayable in terms of Clause 16.7 below;

(b)	other than in respect of (i) the New Vedanta Shareholder Loans which interest in respect thereof is regulated in terms of the Vedanta Shareholder Commitment Agreements, and (ii) interest accrued in terms of the Existing Vedanta Liabilities and the Existing ZCCM-IH Liabilities up to and including the Effective Date, the interest payable and related terms in respect of such Debt Finance shall be agreed to between the relevant Party and KCM, and consented to by (i) ZCCM-IH, where the Debt Finance is provided by a Vedanta Party or any of their Affiliates or (ii) the Majority Shareholder, where the Debt Finance is provided by ZCCM-IH, the GRZ or any of their respective Affiliates, each such consent not to be unreasonably withheld or delayed;

(c)	the Company shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by Applicable Law. If a Tax Deduction is required by Applicable Law to be made by the Company, the amount of the payment due from the Company shall be increased to an amount which after making any Tax Deduction, leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(d)	if a Party disputes the compliance of any Debt Finance provided under this Clause 16.6.3, it may refer the issue to a Sole Expert in accordance with Schedule 1 for a determination.

16.7	Free Cashflow

16.7.1	The Parties shall, acting together in good faith and as soon as reasonably practicable following the Effective Date, agree to the amount as at the Effective Date of each of the Existing Vedanta Liabilities, Existing GRZ Liabilities, Existing ZCCM-IH Liabilities and ZESCO Debt.

16.7.2	For as long as any amounts remain outstanding in terms of the New Vedanta Shareholder Loans, Existing Vedanta Liabilities, Existing GRZ Liabilities, Existing ZCCM-IH Liabilities, ZESCO Debt and Deferred Creditor Liabilities, Free Cashflow for each Financial Quarter Period shall be allocated by the Board in the following order of priority (the “Cashflow Waterfall”):

(a)	firstly, towards an annual payment to ZESCO of an amount equal to $7.5 million (“ZESCO Payment”) on the basis that if, in any year, the ZESCO Payment is not made by KCM then the unpaid ZESCO Payment(s) (all or in part, as applicable) (together being the “Accrued Payment(s)”) will be capitalised onto and form part of the ZESCO Payments payable in the subsequent years;

(b)	secondly (and once all Accrued Payments have been settled), towards 100% of all interest and 50% of all capital then due and payable under the New Vedanta Shareholder Loans; and

(c)	thirdly towards, and in each case on a pari passu and pro rata basis amongst:

(i)	the remaining balance then due and payable under the New Vedanta Shareholder Loans (including all accrued interest);

(ii)	all of the following liabilities as at the Effective Date (after deduction of the Accrued Payments), which shall be paid in the following proportions on a pari passu and pro rata basis:

(1)	Existing Vedanta Liabilities: 70%; and

(2)	(i) Existing GRZ Liabilities, (ii) Existing ZCCM-IH Liabilities, (iii) the remaining ZESCO Debt after payment of the ZESCO Payment(s) and Accrued Payments, as applicable, and paid out in accordance with the Cashflow Waterfall above, and (iv) Deferred Creditor Liabilities: 30%.

16.7.3	Following the entire cascade set out above in this Clause 16.7 being repaid, the Board may, in its sole discretion, recommend to the Shareholders in general meeting, a distribution of any or all of the Free Cashflow.

16.8	Existing Vedanta Party Secured Payment Obligations

Following the Effective Date, the Parties agree that no further interest shall be calculated, accrued, or be due or payable in respect of the Existing Vedanta Party Secured Payment Obligations and all interest accrued in respect of the Existing Vedanta Party Secured Payment Obligations prior to the Effective Date is capitalised to the principal amount of that loan.

17.	FURTHER UNDERTAKINGS BY THE COMPANY

The Company shall establish a community trust (“Community Trust”) for purposes of implementing the Corporate and Social Responsibility Program and the Parties will each use their reasonable endeavours to ensure that the Company shall annually pay an amount equal to at least USD$20,000,000 to the trust to enable it to implement the Corporate and Social Responsibility Program.

18.	Confidentiality

18.1	During the term of this Agreement and following its termination or expiry each of the Shareholder Parties agrees to treat as confidential all documents and other information, including (without limitation) all information and data stored in electronic or any other mechanically processable or retrievable form and all humanly readable manifestations or copies of such information and data from time to time, which it may obtain or is acquired from third parties and which in any way relates to the Company, the Business and/or the customers, business or affairs of another of the Shareholder Parties, unless disclosure is expressly permitted by agreement between all the Shareholder Parties.

18.2	Clause 18.1 shall not apply in respect of any document and/or information which is disclosed by a Shareholder Party:

18.2.1	to its employees, servants, professional advisers or consultants for the purposes of or related to the Business or its investment in the Company or to its Affiliates and/or any bank or other financial institution from which the Company or such Shareholder Party is seeking to obtain finance provided in each case that such Persons undertake to keep such information confidential;

18.2.2	as required by law or any legal proceedings or any regulatory authority or stock exchange on which the shares of the Company or any Shareholder Party (or any of their Affiliates) are listed;

18.2.3	to any proposed assignee of a Shareholder Party (subject to the consent of the other Shareholder Parties, not to be unreasonably withheld or delayed) who shall be under a similar obligation of confidentiality; or

18.2.4	where information is in the public domain other than through a breach of this Agreement.

18.3	None of the Parties shall be liable in an action initiated by one Party against any other Party for special, punitive, indirect or consequential damages for breach of this Clause.

19.	Representations and Warranties

Each Shareholder Party and Vedanta represents and warrants to the other Shareholder Parties and the Company, and the Company warrants to each Shareholder Party and Vedanta, that as at the Signature Date:

19.1	it is a company duly incorporated and validly existing in all respects under the laws of the jurisdiction of its incorporation, with full power and authority to own its assets and to carry on its business as it is now being conducted;

19.2	except for the winding up order issued by the High Court of Zambia on 21 May 2019 in relation to the Company, no action has been taken or threatened (whether by it or any third party) for or with a view to (and is likely to result in) its liquidation, receivership or analogous process;

19.3	the execution by it of this Agreement has been validly authorised and the obligations expressed as being assumed by it under this Agreement constitute its valid, legal and binding obligations, enforceable against it in accordance with their respective terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other laws relating to or affecting creditors’ rights generally;

19.4	it has the authority to execute, deliver and perform this Agreement and each other document or agreement delivered hereunder or thereunder; and

19.5	the execution and delivery by it of this Agreement and the fulfilment and compliance with the terms of this Agreement by it does not and shall not:

19.5.1	conflict with or result in a breach of the terms, conditions or provisions of;

19.5.2	constitute a default under;

19.5.3	give any third party any right to modify or terminate any obligation under;

19.5.4	require any consent, approval, exemption or other action by or notice to any court or administrative or governmental body or regulatory authority pursuant to; or

19.5.5	result in the creation or enforcement of any Encumbrance under,

its constitutional documents or any law, statute, rule or regulation to which it is subject or any agreement, instrument, order, judgment or decree to which it or any of its Affiliates is subject.

20.	No Assignment

Except in connection with a Transfer made pursuant to and in accordance with this Agreement or by agreement between all Parties; none of the Parties may assign all or any of its rights and/or obligations under this Agreement without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed).

21.	Waivers, Remedies and Amendments

21.1	Except as otherwise expressly provided, no failure or delay by any of the Parties in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by any of the Parties of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

21.2	The rights and remedies herein provided are cumulative and are not exclusive of any rights and remedies provided by Applicable Law.

21.3	No provision of this Agreement may be amended, modified and/or waived, otherwise than by the express written agreement of the Parties nor may any breach of any provision of this Agreement be waived or discharged except with the express written consent of the Parties not in breach.

22.	Invalidity

If any provision of this Agreement is or becomes ineffective for reasons beyond the control of the Parties:

22.1	the effectiveness of the remaining provisions of this Agreement shall not, in any way, be impaired or affected thereby; and

22.2	the Parties shall use reasonable efforts to agree upon a new provision which shall, as nearly as possible, have the same commercial effect as the ineffective provision.

23.	No Partnership or Agency

Nothing in this Agreement shall be deemed to constitute a partnership between the Shareholder Parties nor, save as expressly set out herein, constitute any Party the agent of another Party for any purpose.

24.	Announcements

24.1	Unless otherwise agreed in writing, no public announcement in respect of, or in connection with, the subject matter of this Agreement shall be made or issued by or on behalf of any of the Parties, without prior consultation with the other Parties.

24.2	Clause 24.1 does not apply to a public announcement, communication or circular which is:

24.2.1	reasonably necessary to ensure the performance of this Agreement;

24.2.2	required by law or a regulation of a stock exchange; or

24.2.3	approved by the Board and issued in connection with the Business,

if a Party required to make or send it has, if practicable, first consulted and taken into account any reasonable requirements of the other Parties.

25.	Costs

Except as expressly provided in this Agreement, each of the Parties shall pay its own costs, charges and expenses connected with the preparation and implementation of this Agreement.

26.	Conflict or Inconsistency

26.1	If there is any conflict or inconsistency between the provisions of this Agreement and the Articles, the provisions of this Agreement shall prevail. In such circumstances each of the Parties shall exercise all voting and other rights and powers available to it:

26.1.1	so as to give effect to the provisions of this Agreement; and

26.1.2	so as to procure that the Articles are promptly amended to such extent as may be necessary to remove such conflict or inconsistency.

26.2	If any provision of this Agreement is or becomes (whether or not pursuant to any judgment or otherwise) invalid, illegal or unenforceable in any respect under the law of any jurisdiction, the validity, legality and enforceability under the law of that jurisdiction of any other provision shall not be affected or impaired in any way thereby.

26.3	If any such provision shall be held to be void but would be valid if deleted in part or modified in application, the Parties shall agree to any deletion or modification as may be necessary to make it valid and enforceable, provided that such deletion or modification does not materially alter any right or obligation of any Party.

26.4	Nothing in this Agreement shall operate unlawfully to fetter the statutory powers conferred by the Act.

27.	Notices

27.1	A notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by first class post pre-paid recorded delivery (or air mail if overseas) or by fax, or by email, to the Party due to receive the notice or communication, as follows:

27.1.1	If to GRZ:

The Government of the Republic of Zambia

C/o The Ministry of Finance and National Planning

PO Box 50062

Ridgeway 15101

Chimanga Road

Lusaka

Zambia

Attention: The Secretary to the Treasury

Fax: +260 1253494

Email: felix.nkulukusa@mof.gov.zm

27.1.2	If to ZCCM-IH:

ZCCM Investments Holdings plc

ZCCM-IH Office Park,

Stand No. 16806, Alick Nkhata Road,

Massmedia Complex Area

Lusaka

Zambia

Attention: Company Secretary

Fax: +260 1 220727 / 221057

Email: Charles.Mjumphi@ZCCM-IH.COM.ZM

27.1.3	If to Vedanta or VRHL:

Vedanta Resources Limited

13th Floor

One Angel Court

London EC2R 7HJ

England

Attention: Deepak Kumar

Fax: +44 20 7629 7426

Email: dk@vedantaresources.com

27.1.4	If to the Company:

Konkola Copper Mines plc

Private Bag KCM (C) 2000

Stand M/1408, Fern Avenue

Chingola

Zambia

Attention: Company Secretary

Fax: +260 2 351357

Email: Maxwell.Mainsa@kcm.co.zm

27.2	In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

27.2.1	if delivered personally, when left at the address referred to in Clause 27.1;

27.2.2	if sent by air mail, ten (10) Business Days after posting it;

27.2.3	if sent by email, on the Business Day immediately following the day on which the relevant email was sent (provided that notice shall not be deemed to have been given when confirmation has been generated that the relevant email has not been sent or received); or

27.2.4	if sent by fax, on completion of its transmission,

provided always that a notice or other communication enclosing or otherwise in respect of a board meeting or written resolution relating to any of the matters set out in Clause 11.2 shall be deemed received by the relevant Shareholder only on actual receipt thereof.

27.3	The Parties record that whilst they may correspond via email during the currency of this Agreement, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.

27.4	Without derogating from the generality of the provisions above, where any notice, document request and/or follow-ups is required to be delivered to the ZCCM-IH Approved Contact Persons, it will be given in writing and it will:

27.4.1	be required to be sent by email to at least 4 of the ZCCM-IH Approved Contact Persons, of which one of them must be the chief executive officer of ZCCM-IH and one of them must be the chief legal officer of ZCCM-IH; and

27.4.2	if sent by email during business hours (being between 9h00 and 18h00 (Zambian time)), be presumed to have been received on the date of successful transmission of the email. Any email sent after business hours or on a day which is not a Business Day will be deemed to have been received on the following Business Day. An email shall not be deemed to have been successfully transmitted when confirmation has been generated that the relevant email has not been sent or received.

28.	Amicable Settlement of Disputes

28.1	Any Dispute shall be revolved in accordance with this Clause 28, Clause 29 and Clause 30, as the case may be. The dispute resolution methods specified herein are exclusive, and the Parties agree not to submit Disputes to any other forum, court or tribunal. The provisions of Clause 30 shall not apply to any Dispute until a period of thirty (30) days, or any longer period agreed between the Parties, shall have elapsed following service of a Notice of Dispute, as described below.

28.2	A Party may serve on any other Party a notice ("Notice of Dispute") stating the existence of a Dispute and describing its nature.

28.3	Following service of a Notice of Dispute the Parties shall attempt in good faith to settle such Dispute amicably. If the Parties agree, the Zambia Association of Arbitrators may be requested to nominate a mediator to assist in attempting to settle the Dispute amicably. If a period of thirty (30) days, or any longer period agreed between the Parties, shall have elapsed following service of a Notice of Dispute, the provisions of Clause 30 shall apply to such Dispute.

29.	Sole Expert

Where so provided by under this Agreement, any Dispute shall be referred to a Sole Expert for determination in accordance with the provisions set out in Schedule 1 hereto.

30.	Arbitration

30.1	Subject to the provisions of Clauses 28 and 29 above, the Parties hereby consent to submit any Dispute for final resolution by arbitration in accordance with the UNCITRAL Arbitration Rules (the "Rules") as in force and effect on the date of service of Notice of Dispute under Clause 28 above, save as modified by the provisions of this Clause 30. The tribunal shall consist of a sole arbitrator (the "Tribunal") and the appointing authority shall be the Secretary General of the Permanent Court of Arbitration at the Hague. The place of arbitration shall be Johannesburg, South Africa and the language of the arbitration shall be English.

30.2	The Tribunal shall be instructed that time is of the essence in proceeding with its determination on any Dispute, and unless otherwise agreed by the Parties, the decision of the Tribunal shall be rendered within thirty (30) days of the conclusion of the final hearing of the Dispute. The decision of the Tribunal shall be in writing and reasons for the decision shall be given.

30.3	An award in proceedings under the Rules shall be final and binding on the parties and judgement thereon may be entered in any court having jurisdiction for the purpose of enforcing the award. The Shareholder Parties undertake to keep strictly confidential the content of the Arbitral Proceedings and any arbitral award made in such proceedings.

30.4	Where a Dispute has been referred for settlement by arbitration in accordance with the Rules, then the Parties shall not be entitled to exercise any rights or election arising in consequence of any alleged default by a Party arising out of the subject matter of the Dispute until the relevant part of the Dispute has been resolved by an award of the Tribunal.

31.	Performance to Continue

Unless the Agreement has already been repudiated or terminated, the Parties shall continue to observe and perform all the obligations contained in, and may exercise their rights under, this Agreement notwithstanding the reference of any Dispute to the Sole Expert or to arbitration. No Party shall be entitled to exercise any rights or election arising in consequence of any alleged default by another Party arising out of the subject matter of the Dispute until the Dispute has been resolved by the Sole Expert or by arbitration or by agreement of the Parties as the case may be.

32.	WAIVER OF SOVEREIGN IMMUNITY

The GRZ waives its sovereign immunity with respect to any award, decision or other act of an arbitral tribunal acting pursuant to Clause 30 hereof, as well as from recognition of any such award, decision or act of such tribunal in any other country or jurisdiction. The GRZ also agrees that it will not raise, claim or cause to be pleaded any such immunity at or in respect of any such action or proceeding. For greater certainty, this waiver applies to state immunity from jurisdiction of a court to recognize the arbitral award as creating a debt binding on the GRZ, but does not constitute a waiver of state immunity from execution of that debt against property in which the Republic of Zambia may have a legal interest. The Provisions of the State Proceedings Act Chapter 71 of the Laws of Zambia shall apply to this Clause 32.

33.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Zambia which the Parties acknowledge and agree is supplemented, so far as they are relevant, by the rules of international law.

34.	Entire Agreement

34.1	This Agreement and any document referred to in this Agreement constitute the entire agreement, and supersede any previous agreements, between the Parties relating to the subject matter of this Agreement.

34.2	If a provision of the Agreement is inconsistent with a provision of the Articles, this Agreement prevails.

34.3	No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded in this Agreement.

35.	Counterparts

35.1	This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

35.2	The Parties agree that for the purposes of determining the place of execution of this Agreement in order to satisfy the authentication or similar requirement under Zambian law, this Agreement shall be deemed to have been executed from within Zambia.

[Signature pages follow]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized representatives on the day and year first before written

Signed by
on behalf of The Government of the Republic of Zambia

Date: 6-11-23 Place: LUSAKA

Signed by
on behalf of ZCCM Investments Holdings plc

Date: 6/11/23 Place: Lusaka

Signed by
on behalf of Vedanta Resources Limited

Date: 6th Nov 23 Place: Lusaka

Signed by
on behalf of Vedanta Resources Holdings Limited

Date: 6th Nov 23 Place: Lusaka

Signed by
on behalf of Konkola Copper Mines plc

Date: 06-11-2023 Place: LUSAKA

Schedule 1 Sole Expert

1.	The Party wishing the appointment to be made shall serve written notice to that effect on the other Party ("Notice to Appoint") and with such Notice to Appoint shall give details of the matter which it is proposed shall be resolved by the Sole Expert.

2.	If, within ten (10) Business Days from the service of the Notice to Appoint, the Parties have failed to agree upon the selection of a Sole Expert, either Party may then submit a request in writing ("Request for Proposal") to the ICC International Centre for Expertise (the "ICC Centre") for the proposal of a Sole Expert as quickly as possible. The Request for Proposal shall set out the names, description and addresses of the Parties, shall attach a copy of this Agreement, shall set out any relevant indications concerning the choice of the Sole Expert (including a reference to the provisions of this Schedule 1) and shall set out a descriptive summary of the Sole Expert's brief. The Parties agree to accept the expert proposed by the ICC Centre as the Sole Expert selected under this Schedule 1.

3.	Upon a Sole Expert being selected under the foregoing provisions of this Schedule 1, the Parties or either of them shall forthwith notify the Sole Expert of his selection and request him to confirm within five (5) Business Days after such notification whether or not he is willing and able to (and does in fact) accept appointment as Sole Expert and to confirm that the requirements of paragraphs 7.2, 7.3 and 7.4 are all satisfied in his case.

4.	If the Sole Expert is either unwilling or unable to accept such appointment or has not given the confirmation in response to the request to be made under paragraph 4 (the "Confirmation") within the said period of five (5) Business Days, then (unless the Parties are able to agree upon the selection of another Sole Expert) either Party may submit a Request for Proposal in the manner provided in paragraph 2 to the ICC Centre which shall be requested to make a proposal or (as the case may be) a further proposal and the process shall be repeated until a Sole Expert is selected who accepts appointment.

5.	The Parties shall co-operate with each other to ensure that the terms of the contract of appointment of the Sole Expert are agreed with him as soon as possible. If the Parties and the Sole Expert cannot within five (5) Business Days of the giving of the Confirmation agree on the amount of remuneration to be paid to the Sole Expert or any other terms of his contract of appointment, then (unless the Parties are able to agree upon the selection of another Sole Expert) either Party may submit a Request for Proposal or (as the case may be) a further Request for Proposal in the manner provided in paragraph 2 to the ICC Centre which shall be requested to make a proposal or (as the case may be) a further proposal and the process shall be repeated until a Sole Expert is selected who accepts appointment and whose terms of contract of appointment are agreed.

6.	The appointment of the Sole Expert shall be deemed to have been made upon his signing the contract of appointment.

7.	The Parties shall select or (if applicable) the ICC Centre shall propose a Sole Expert meeting the following criteria:

7.1	the Sole Expert shall be a person reasonably qualified by education, experience and training to determine the Dispute to be referred to him;

7.2	neither the Sole Expert nor (if he is an individual) any member of his immediate family nor (in other cases) any partner in or director of the Sole Expert shall be (or within ten (10) years before his appointment have been) a director, office holder or an employee of or directly or indirectly retained as a consultant or an adviser to either Party or an Affiliate of either Party;

7.3	the Sole Expert shall be independent of the Parties and shall have no interest or duty which conflicts or may conflict with his function as Sole Expert; and

7.4	the Sole Expert shall not be a citizen or a national of nor a permanent resident in Zambia or India.

8.	If, in respect of any particular Dispute, the ICC Centre informs the Parties or any of them that it is unable to propose an expert as the Sole Expert to determine that Dispute, then such Dispute shall be referred to arbitration in accordance with Clause 30.

9.	The terms of appointment of the Sole Expert shall contain confirmation from the Sole Expert as to the matters required by paragraph 7, shall require the Sole Expert to comply with the obligations set out in paragraphs 10 and 11, and shall contain at least the following provisions regarding the procedure to be followed in the proceedings before the Sole Expert (the "Expert Proceedings"):

9.1	the Sole Expert shall not later than fourteen (14) Business Days after his appointment call the Parties to a meeting at which he shall raise any matters requiring clarification (whether arising out of his contract of appointment or otherwise) and give directions as to the procedural rules to be applicable in the Expert Proceedings which rules shall comply with the terms of this paragraph 8. Such directions may thereafter be given from time to time by the Sole Expert as he shall consider necessary. The Parties agree to comply with such directions made by the Sole Expert, and with any request the Sole Expert may make in accordance with this Agreement or with such directions;

9.2	the Parties shall be entitled to supply data, information and documentation and to make submissions (written and/or oral as the Sole Expert may direct) to the Sole Expert up to fifteen (15) Business Days after his appointment (and the Sole Expert shall, subject to paragraphs 9.5 and 8.7(c), ignore all data, information, documentation and submissions supplied and made after such fifteen (15) Business Days unless the same are furnished in response to a specific request from him or are made in response, in accordance with paragraph 9.5, to data, information, documentation or submissions by the other Party);

9.3	the Sole Expert shall be entitled to obtain such independent professional and/or technical advice as he may reasonably require and to obtain any secretarial assistance as is reasonably necessary;

9.4	the Sole Expert shall be entitled to request from the Parties (and the Parties shall supply to the Sole Expert) all documents and other information which the Sole Expert shall reasonably consider to be related to the Dispute and necessary for resolution thereof, provided that neither Party shall be obliged to provide the Sole Expert with any document or information which he would in an action in the High Court be entitled to refuse to disclose on grounds of legal professional privilege;

9.5	copies of all data, information, documentation and submissions supplied or made by any Party to the Sole Expert shall be provided simultaneously to the other Party, and any data, information or submissions supplied or made orally by one Party to the Sole Expert shall be supplied or made in the presence of the other Party. The other Party shall, notwithstanding the limitations in paragraph 9.2, have the right for the period of ten (10) Business Days from receipt of such data, information, documentation or submissions to comment in writing on it to the Sole Expert and copies of any such comments shall be promptly supplied to the other Party;

9.6	no meeting between the Sole Expert and the Parties or either of them shall take place unless both Parties are given a reasonable opportunity to attend any such meeting;

9.7	if, without showing sufficient cause, a Party fails to comply with any rule, request, direction or timetable deadline applicable to the Expert Proceedings, or in any other way fails to comply with a requirement relating to the Expert Proceedings, the Sole Expert shall nevertheless be obliged to proceed and to issue his determination in accordance with paragraphs 9.10 and 9.11, and in so doing may:

(a)	continue the Expert Proceedings in the absence of that Party or of the document, information or submission;

(b)	draw such inferences from that failure to comply or produce as may, in the opinion of the Sole Expert, be justified; and

(c)	make his determination on the basis of the information before him attaching such weight as he thinks fit to any evidence submitted to him outside any period he may have requested or directed or as required by the rules applicable in the Expert Proceedings;

9.8	the Sole Expert shall have the power to open up, review and revise any certificate, opinion, decision, instruction, direction, valuation, requisition or notice issued, given or made under this Agreement and to determine all matters referred to him in accordance with the terms of his appointment;

9.9	the Sole Expert may conduct the Expert Proceedings at one or more locations in any country as may appear to the Sole Expert to be reasonable;

9.10	not more than ten (10) Business Days after expiry of the period provided under paragraph 9.5, the Sole Expert shall furnish the Parties with a draft of his proposed determination of the Dispute (including a draft of the reasons required by paragraph 9.11 below) in respect of which both Parties shall be entitled to make representations to the Sole Expert for the period of five (5) Business Days after receipt of the said draft; and

9.11	the Sole Expert shall issue his determination of the Dispute in writing within ten (10) Business Days after expiry of the period under paragraph 9.10 and shall give full written reasons for that determination.

10.	The Sole Expert shall act impartially in carrying out his duties and shall do so in accordance with any relevant terms of this Agreement and shall make his determination in accordance with the applicable law in relation to this Agreement.

11.	All data, information or documentation disclosed or delivered to the Sole Expert in connection with his appointment as Sole Expert shall be treated as confidential and the Sole Expert shall not disclose to any person or company any such data, information or documentation. All such data, information and documentation shall remain the property of the Party disclosing or delivering the same and shall (together with all copies thereof) be returned to that Party on completion of the Sole Expert's work or his discharge from office under paragraph 12. Provided that the Sole Expert may disclose such information to employees of the Sole Expert or his firm or company or Affiliates (if any) of the Sole Expert or his or its professional advisers if such employees or Affiliates or professional advisers have prior to such disclosure entered into specific undertakings to maintain the confidentiality of such information data and documentation.

12.	Without prejudice to the Parties' obligation to comply with any request made by the Sole Expert under paragraph 9.4 above, the Parties shall not be entitled to, or to apply for, discovery of documents in the Expert Proceedings.

13.	If the Sole Expert:

13.1	relinquishes, resigns or abandons his appointment or dies or becomes incapacitated before the issue of his determination on costs under paragraph 15.2; or

13.2	shall not have issued his determination within the time limit set out in paragraph 9.11,

then, at the request of either Party, a replacement Sole Expert shall be appointed in accordance with the provisions of paragraphs 2 to 5 and on such appointment being made (as defined in paragraph 6) the appointment of the Sole Expert shall cease unless prior to the date of appointment of the replacement Sole Expert the Sole Expert shall have rendered his determination thereunder in which case such determination shall be binding on the Parties and the proposed appointment of the replacement Sole Expert shall be withdrawn.

14.	The Sole Expert shall act as an expert and not as an arbitrator and the laws relating to arbitration shall not apply to the Sole Expert or his determination or the Expert Proceedings or the procedure by which he reaches his determination.

15.	Any determination of the Sole Expert shall be final and binding upon the Parties save in the event of fraud or manifest error.

15.1	Whilst the Expert Proceedings are in progress:

(a)	each Party shall bear the costs of providing all data, information, documentation and submissions supplied or made by it and the costs of all lawyers, advisers, witnesses, employees and other Persons retained by it; and

(b)	each Party shall comply with its obligations as to payment of the Sole Expert set out in his contract of appointment.

15.2	The costs referred to in paragraph 15.1 and the costs and expenses of the Sole Expert and any independent advisers to the Sole Expert retained in connection with a determination hereunder and any costs of his appointment if he is proposed by the ICC Centre shall be borne as may be determined by the Sole Expert. The Sole Expert shall issue his determination on the question of how the said costs are to be borne within five (5) Business Days of the issue of his determination of the Dispute under paragraph 9.11. In reaching that determination the Sole Expert shall be guided by the principle that the unsuccessful Party should pay the costs of the successful Party, and shall take into account the relative extent of success or lack thereof by each Party.

16.	The amount (if any) which is required by a determination of the Sole Expert under this Schedule 1 (including, without limitation, any costs under paragraph 15.2) to be paid by one Party to the other Party shall be paid within ten (10) Business Days of the issue of the determination and, if not paid within that time, interest on that amount will accrue and be payable at the rate of three (3) month SOFR plus two per cent (2%) per annum (to be compounded on the first day of each calendar month of non-payment).

Schedule 2 Fair Market Value Price

1.1	For the purposes of this Agreement, the Fair Market Value Price in respect of any Shares to be transferred as part of any Deemed Offer Sale Equity shall be determined in accordance with the following provisions:

FMVP =	ST	x	EQV
ASC

Where:

FMVP	=	the Fair Market Value Price payable for the relevant Shares forming part of the Deemed Offer Sale Equity;
ST	=	the aggregate number of Shares forming part of the Deemed Offer Sale Equity to be transferred;
ASC	=	the aggregate number of issued Shares of the Company at the relevant time;
IVC	=	the enterprise value of the KCM Group as a going concern and as between a willing vendor and a willing purchaser at the relevant time as agreed between the Shareholder Parties or (in default of such agreement between the Shareholder Parties) as determined by the Fair Market Value Expert or Sole Expert (as applicable), as calculated in accordance with paragraphs 1.2 to 1.4 (both inclusive) below;
Net Debt	=	Total short-term and long-term debt, including Shareholder Loans, less cash and cash equivalents; and
EQV	=	IVC less Net Debt (for the avoidance of doubt the Net Debt will be determined including the Shareholder Loans).

1.2	In determining IVC, the Shareholder Parties (or the Fair Market Value Expert or Sole Expert, as the case may be) shall calculate and determine IVC and FMVP on the basis of the following principles:

1.2.1	the Shares in issue of the Company shall be valued equally and no deduction or increase shall be made for the fact that the Shares in question constitute a majority or minority voting interest in the Company;

1.2.2	a DCF is to be undertaken on the life of mine as per the then existing mine plan relating to the KCM Group;

1.2.3	the DCF is to be discounted at an appropriate weighted average cost of capital relevant to an asset of this nature and taking into consideration the jurisdiction of the mine as determined by the Fair Market Value Expert or Sole Expert (as applicable;

1.2.4	all mineral resources and mineral reserves on a mineral property should be considered in the valuation of each relevant mineral asset;

1.2.5	price projections for copper and, if applicable, other commodities, shall be based on the latest report published by Consensus Economics (or such other publication agreed in writing between the Shareholder Parties from time to time, each acting reasonably);

1.2.6	discounted cash flow valuation should be used for all mineral reserves and all measured and indicated resources;

1.2.7	the earnings multiples of similar companies should be taken into account for the valuation of inferred minerals resources and exploration assets; and

1.2.8	all relevant exchange rates should be based on the most recent consensus forecasts published by Consensus Economics (or such other publication agreed in writing between the Shareholder Parties from time to time, each acting reasonably).

1.3	The Fair Market Value Price may be zero (0) but shall never be negative.

1.4	For the avoidance of doubt, the Shareholder Parties, or the Fair Market Value Expert or Sole Expert, as the case may be, shall not use any valuation methodology or principles that are inconsistent with those set out above but shall otherwise use internationally recognised best practice principles.

Schedule 3 ZCCM -IH’s APPROVED CONTACT PERSONS

ZCCM-IA Approved Contact Persons	Email address
ZCCM-IH’s chief executive officer	Ndoba.Vibetti@ZCCM-IH.COM.ZM
ZCCM-IH’s chief financial officer	Chilandu.sakala@ZCCM-IH.COM.ZM
ZCCM-IH’s chief investment officer	Brian.Musonda@zccm-ih.com.zm
ZCCM-IH’s chief legal officer	lombe.mbalashi@ZCCM-IH.COM.ZM
ZCCM-IH’s company secretary	Charles.mjumphi@ZCCM-IH.COM.ZM
ZCCM-IH’s advisor	Willie.Hattingh@rmb.co.za, with a copy to: DLRMBProjectChronos@rmb.co.za

Schedule 4 MINIMUM CEO QUALIFICATION SPECIFICATION

Schedule 5 MINIMUM CFO QUALIFICATION SPECIFICATION

Schedule 6 MINIMUM COO QUALIFICATION SPECIFICATION